                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                      (Amendment No.____________________)*


                                    ERO, Inc.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    268911104
                            -----------------------
                                 (CUSIP Number)

                                                  Copy to:
         Bruce V. Rauner                          H. Kurt von Moltke
         Golder, Thoma, Cressey, Rauner, Inc.     Kirkland & Ellis
         6100 Sears Tower                         200 E. Randolph Drive
         Chicago, Illinois 60606-6402             Chicago, Illinois 60601
         312/382-2200                             312/861-2000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 10, 1995
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 19 Pages

CUSIP No.  268911104               13D                        Page 2 of 19 Pages



    1     NAME OF REPORTING PERSON
          Golder, Thoma, Cressey Fund III Limited Partnership


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/

    3     SEC USE ONLY



    4     SOURCE OF FUNDS*
          Not Applicable

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /


    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois


             NUMBER OF        7      SOLE VOTING POWER

               SHARES                0 (See Item 5)

            BENEFICIALLY      8      SHARED VOTING POWER

              OWNED BY               3,940,000 (See Item 5)

                EACH          9      SOLE DISPOSITIVE POWER

             REPORTING               0 (See Item 5)

               PERSON        10      SHARED DISPOSITIVE POWER

                WITH                 3,940,000 (See Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,940,000 (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.4% (See Item 5)

    14    TYPE OF REPORTING PERSON*
          PN


                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  268911104               13D                        Page 3 of 19 Pages




    1     NAME OF REPORTING PERSON
          Golder, Thoma, Cressey & Rauner, L.P.


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/

    3     SEC USE ONLY



    4     SOURCE OF FUNDS*
          Not Applicable

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /



    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois


             NUMBER OF            7     SOLE VOTING POWER

               SHARES                   0 (See Item 5)

            BENEFICIALLY          8     SHARED VOTING POWER

              OWNED BY                  3,940,000 (See Item 5)

                EACH              9     SOLE DISPOSITIVE POWER

             REPORTING                  0 (See Item 5)

               PERSON            10     SHARED DISPOSITIVE POWER

                WITH                    3,940,000 (See Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,940,000 (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.4% (See Item 5)

    14    TYPE OF REPORTING PERSON*
          PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  268911104               13D                        Page 4 of 19 Pages


    1     NAME OF REPORTING PERSON
          Bruce V. Rauner


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*
          Not Applicable


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /



    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

             NUMBER OF            7     SOLE VOTING POWER

               SHARES                   0 (See Item 5)

            BENEFICIALLY          8     SHARED VOTING POWER

              OWNED BY                  3,940,000 (See Item 5)

                EACH              9     SOLE DISPOSITIVE POWER

             REPORTING                  0 (See Item 5)

               PERSON            10     SHARED DISPOSITIVE POWER

                WITH                    3,940,000 (See Item 5 )

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,940,000 (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.4% (See Item 5)


    14    TYPE OF REPORTING PERSON*
          IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  268911104               13D                        Page 5 of 19 Pages


    1     NAME OF REPORTING PERSON
          Brian C. Cressey


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*
          Not Applicable


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /



    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

             NUMBER OF            7     SOLE VOTING POWER

               SHARES                   0 (See Item 5)

            BENEFICIALLY          8     SHARED VOTING POWER

              OWNED BY                  3,940,000 (See Item 5)

                EACH              9     SOLE DISPOSITIVE POWER

             REPORTING                  0 (See Item 5)

               PERSON            10     SHARED DISPOSITIVE POWER

                WITH                    3,940,000 (See Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,940,000 (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.4% (See Item 5)


    14    TYPE OF REPORTING PERSON*
          IN




                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  268911104               13D                        Page 6 of 19 Pages


    1     NAME OF REPORTING PERSON
          Carl D. Thoma


    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

          Not Applicable


    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    / /



    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

             NUMBER OF            7     SOLE VOTING POWER

               SHARES                   0 (See Item 5)

            BENEFICIALLY          8     SHARED VOTING POWER

              OWNED BY                  3,940,000 (See Item 5)

                EACH              9     SOLE DISPOSITIVE POWER

             REPORTING                  0 (See Item 5)

               PERSON            10     SHARED DISPOSITIVE POWER

                WITH                    3,940,000 (See Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,940,000 (See Item 5)


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /



    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.4% (See Item 5)


    14    TYPE OF REPORTING PERSON*
          IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.          SECURITY AND ISSUER.

         The name of the issuer is ERO, Inc. (the " Issuer"). The address of the Issuer's offices is 585 Slawin Court, Mount Prospect, Illinois 60056. This statement relates to the Issuer's Common Stock, $.01 par value (the "Common Stock").

ITEM 2.          IDENTITY AND BACKGROUND.

         This Schedule 13D Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Golder, Thoma, Cressey Fund III Limited Partnership, an Illinois limited partnership ("GTC"), by virtue of its direct beneficial ownership of the shares of common stock covered by this statement; Golder, Thoma, Cressey & Rauner, L.P., an Illinois limited partnership ("GTCR"), by virtue of it being a general partner of GTC; and Bruce
V. Rauner, Bryan C. Cressey and Carl D. Thoma, each an individual residing in the state of Illinois, by virtue of each of them being a general partner of GTCR. Messrs. Rauner, Cressey and Thoma are collectively referred to herein as the "GTCR General Partners" and, collectively with GTC and GTCR, are referred to herein as the "Reporting Persons."

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         GTC is engaged in the venture capital business. The address of the principal business and principal office of GTC, GTCR and each of the GTCR General Partners is c/o Golder, Thoma, Cressey, Rauner, Inc., 6100 Sears Tower, Chicago, IL 60606-6402.





                               Page 7 of 19 Pages

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GTC is a venture capital investment fund. The 3,940,000 shares of Common Stock were acquired in connections with the acquisition of ERO Industries, Inc. in July 1988, and were acquired with cash from the investment partnership.

ITEM 4.          PURPOSE OF TRANSACTION.

         HC Acquisition Corp., a Delaware Corporation ("Purchaser") and a direct wholly owned subsidiary of Hedstrom Corporation, a Delaware corporation ("Parent"), has offered to purchase all outstanding shares (the "Shares") of the Common Stock of the Issuer, at $11.25 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         The Offer has been conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to 12:00 Midnight, New York City time, on June 2, 1997, or such later date which Purchaser may have extended the period of time during which the Offer is open (the "Expiration Date"), a number of Shares (the "Minimum Number of Shares") which, together with the Shares subject to the Stockholders Agreement (as defined below), constitutes a majority of the Shares outstanding on a fully diluted basis ("fully diluted basis" meaning, as of any date, the number of Shares outstanding, together with Shares, which the Issuer may be required, now or in the future, to issue pursuant to options, warrants or other rights or obligations outstanding at that date)





                               Page 8 of 19 Pages
on the date of purchase (the "Minimum Tender Condition") and (ii) the debt financing sources of Parent and its corporate parent, Hedstrom Holdings, Inc., a Delaware corporation ("Holdings"), having provided the applicable debt financing pursuant to certain financing commitments obtained by Parent and Purchaser. Subject to the terms of the Merger Agreement (as defined below), including in certain instances the Issuer's consent, Purchaser has reserved the right to amend or modify the terms of the Offer, including, among other rights, the right, if by the Expiration Date any or all of the conditions of the Offer are not satisfied or waived, to (i) extend the period during which the Offer is open and, subject to the rights of tendering stockholders to withdraw their Shares, retain all tendered Shares until the Expiration Date, (ii) waive or reduce the Minimum Tender Condition or waive any or all of the conditions of the Offer and, subject to complying with the applicable rules and regulations of the Commission, accept for payment or purchase all validly tendered Shares and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return promptly all tendered Shares to tendering stockholders.

         The Offer has been made pursuant to the Agreement and Plan of Merger, dated as of April 10, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Issuer pursuant to which, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. In the Merger, each issued and outstanding Share not tendered in the Offer (excluding Shares directly or indirectly owned by the Issuer or by Parent, Purchaser or any other subsidiary of Parent and Shares owned by stockholders of the Issuer who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive the per Share amount actually paid in the Offer, in cash, without any interest thereon, less any required withholding taxes. The Merger is subject to a number of other conditions, including approval by the stockholders of the Issuer, if such approval is required by applicable law.

         In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholders Agreement, dated as of April 10, 1997 (the "Stockholders Agreement"), with GTC, pursuant to which GTC has agreed to validly tender into the Offer





                               Page 9 of 19 Pages
and, except under limited circumstances, not withdraw all Shares which are owned of record or beneficially by it and over which it has the legal and unconditional right to dispose of prior to the Expiration Date. Pursuant to the Stockholders Agreement, GTC has agreed, and has granted to Parent a proxy, to vote the Shares held of record or beneficially owned by it, in favor of the Merger and the actions contemplated by the Merger Agreement and the Stockholders Agreement and, among other things, against any action or agreement that (i) would result in a breach under the Merger Agreement or the Stockholders Agreement or (ii) could reasonably be expected to materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. Certain terms and conditions of the Stockholders Agreement are described below in Item 6 and incorporated by reference in response to this Item 4.

         Under the Delaware General Corporation Law, the stockholder vote necessary to approve the Merger is the affirmative vote of at least a majority of the outstanding Shares, including Shares held by Purchaser and its affiliates. If the Minimum Tender Condition is met and the Offer is consummated, Purchaser will own a sufficient number of Shares to cause the Merger to be approved without the affirmative vote of any other stockholder of the Issuer. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of the Issuer.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         GTC may be deemed to be the beneficial owner of 3,940,000 shares of Common Stock and such beneficial ownership would represent approximately 38.4% of the Common Stock issued and outstanding at April 10, 1997. GTC has shared voting and dispositive power with GTCR and each of the GTCR General Partners. GTCR is the general partner of GTC and exercises investment and voting control over securities owned by GTC. Investment and voting control over securities owned by GTC is shared at GTCR by each of the GTCR General Partners. Thus, by virtue of the investment and voting control exercised by GTCR as general partner of GTC and shared by each of the GTCR General Partners, each of the Reporting Persons may be deemed to beneficially own the Shares.





                              Page 10 of 19 Pages

         The filing of this Schedule 13D Statement shall not be construed as an admission by GTC, GTCR or any of the GTCR General Partners that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D Statement.

         All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to GTC, GTCR and the GTCR General Partners that, as of April 10, 1997, there were 10,274,300 shares of Common Stock issued and outstanding and reported herein to the best knowledge and belief of GTC, GTCR and the GTCR General Partners.

         There have been no transactions in the Common Stock during the past 60 days which are required to be reported in this Schedule 13D Statement. Except as reported in Item 6 below and incorporated herein by reference, no person other than GTC, GTCR or the GTCR General Partners has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by GTC, GTCR or any of the GTCR General Partners, respectively.

         The Reporting Persons and certain other shareholders of the Issuer are parties to a voting agreement, dated as of July 15, 1988, as amended (the "Voting Agreement"). The Voting Agreement provides that the parties thereto will vote in the same manner only with respect to the election of directors. The Voting Agreement does not prohibit the tender of the Shares owned by GTC and will not apply to such Shares following the tender and acceptance of such Shares for payment by Purchaser. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock owned by the other parties to the Voting Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the information disclosed under Items 2, 3 and 4 of this Schedule 13D Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.





                              Page 11 of 19 Pages

         Pursuant to the Stockholders Agreement, GTC has agreed to (i) validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after the commencement of the Offer, the Shares beneficially owned by it and (ii) permit Parent and Purchaser to publish and disclose its identity and ownership of Shares and the nature of its commitments, arrangements and understandings under the Stockholders Agreement in the documents relating to the Offer and, if stockholder approval for the Merger is required, in the Proxy Statement relating thereto (including all documents and schedules filed with the Commission).

         Pursuant to the Stockholders Agreement, GTC has agreed that from the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time, the termination of the Stockholders Agreement or the termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Common Stock, however called, GTC shall vote (or cause to be voted) the Shares held of record or beneficially owned by it (i) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance of the Merger Agreement and the Stockholders Agreement; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Issuer; (2) any change in the present capitalization of the Issuer or any amendment of the Issuer's Certificate of Incorporation or By-laws; (3) any other material change in the Issuer's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C (1), (2), (3) or (4), is





                              Page 12 of 19 Pages
intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. GTC has further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above. GTC has also agreed, and the Stockholders Agreement includes an irrevocable proxy provision for the benefit of Purchaser with respect to the Shares reported herein, to vote such Shares in accordance with the provisions and agreements described above.

         In connection with the Stockholders Agreement, GTC has made certain customary representations, warranties and covenants, including with respect to
(i) its ownership of the Shares and its rights and powers with respect thereto,
(ii) its authority to enter into and perform its obligations under the Stockholders Agreement, (iii) noncontravention and enforceability, (iv) absence of conflicts, (v) the absence of liens and encumbrances on and in respect of its Shares, (vi) restrictions on the transfer of its Shares and the granting of proxies with respect thereto, (vii) the solicitation of Acquisition Proposals (as defined in the Stockholders Agreement), and (viii) the waiver of its appraisal rights.

         In addition, in the Stockholders Agreement, each of Parent and the Purchaser has made certain customary representations, warranties and covenants, including with respect to (i) its authority to enter into and perform its obligations under the Stockholders Agreement and the Merger Agreement, (ii) noncontravention and enforceability, (iii) absence of conflicts, and (iv) the delivery to the Issuer true and complete copies of the Financing Commitments (as defined in the Stockholders Agreement).

         The Stockholders Agreement further provides that except as otherwise provided therein, the covenants and agreements contained therein with respect to the Shares shall terminate upon the termination of the Merger Agreement in accordance with its terms by Parent or the Issuer. GTC also has the absolute right, exercisable in its sole discretion, to terminate the Stockholders Agreement if the Merger Agreement is amended in any respect in a manner that is adverse to GTC or if the Offer is terminated, withdrawn, abandoned, expires or is modified in any manner that is adverse to GTC.





                              Page 13 of 19 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A:      Stockholders Agreement, dated as of April 10,
                         1997, among Parent, Purchaser, and GTC.

         Exhibit B:      Agreement and Plan of Merger, dated as of
                         April 10, 1997, among Issuer, Parent, and Purchaser.

         Exhibit C:      Agreement of Joint Filing, dated as of April 17, 1997,
                         among GTC, GTCR, and the GTCR General Partners.





                              Page 14 of 19 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 17, 1997

                                   Golder, Thoma, Cressey Fund III Limited
                                     Partnership
                                   By: Golder, Thoma, Cressey & Rauner, L.P.
                                   Its:      General Partner


                                   By: /s/ Bruce V. Rauner
                                       ---------------------------------
                                   Print Name:  Bruce V. Rauner
                                   Its:  General Partner





                              Page 15 of 19 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 17, 1997


                                        Golder, Thoma, Cressey & Rauner, L.P.
                                        Its:      General Partner


                                        By: /s/ Bruce V. Rauner
                                            ---------------------------------
                                        Print Name:  Bruce V. Rauner
                                        Its:  General Partner





                              Page 16 of 19 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 17, 1997



                                        /s/ Bruce V. Rauner
                                        ---------------------------------
                                        Print Name:  Bruce V. Rauner





                              Page 17 of 19 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 17, 1997



                                        /s/ Bryan C. Cressey
                                        ---------------------------------
                                        Print Name:  Bryan C. Cressey





                              Page 18 of 19 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 17, 1997



                                        /s/ Carl D. Thoma
                                        ---------------------------------
                                        Print Name:  Carl D. Thoma





                              Page 19 of 19 Pages

                                                                EXHIBIT A






                             STOCKHOLDERS AGREEMENT

     THIS STOCKHOLDERS AGREEMENT, dated as of April 10, 1997, is made and entered into by Hedstrom Corporation, a Delaware corporation ("Parent"), HC Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Sub"), and Golder, Thoma, Cressey Fund III Limited Partnership (the "Stockholder").

                              W I T N E S S E T H:

     WHEREAS, concurrently herewith, Parent, Sub and ERO, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement), pursuant to which Sub will be merged with and into the Company (the "Merger");

     WHEREAS, in furtherance of the Merger, Parent and the Company desire that, as soon as practicable (and not later than five business days) after the execution and delivery of the Merger Agreement, Sub commence a cash tender offer to purchase any and all outstanding shares of Company Common Stock (as defined in Section 1), including all of the Shares (as defined in Section 2) owned beneficially by the Stockholder; and

     WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. Definitions.  For purposes of this Agreement:

     (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act.

     (b) "Company Common Stock" shall mean at any time the common stock, $.01 par value, of the Company.

     (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

     2. Tender of Shares.

     (a) The Stockholder hereby agrees to validly tender (and not to withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer pursuant to Section 1.1 of the Merger Agreement and Rule 14d-2 under the Exchange Act, the number of shares of Company Common Stock set forth opposite the Stockholder's name on
Schedule I hereto (the "Existing Shares", and together with any shares of Company Common Stock acquired by the Stockholder after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution or otherwise, the "Shares"), Beneficially Owned by him or it. The Stockholder shall satisfy its obligations hereunder to the extent that it tenders or causes to be tendered Shares which it Beneficially Owns and over which it has the legal and unconditional right to dispose of. The

Stockholder hereby acknowledges and agrees that Sub's obligation to accept for payment and pay for Shares in the Offer, including the Shares Beneficially Owned by the Stockholder, is subject to the terms and conditions of the Offer.

     (b) The Stockholder hereby agrees to permit Parent and Sub to publish and disclose in the Offer Documents and, if Company Stockholder Approval is required under applicable law, the Proxy Statement (including all documents and schedules filed with the SEC) his or its identity and ownership of Company Common Stock and the nature of his or its commitments, arrangements and understandings under this Agreement.

     3. Provisions Concerning Company Common Stock.

     (a) The Stockholder hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of the Effective Time, the termination of this Agreement or termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Company Common Stock, however called, the Stockholder shall vote (or cause to be voted) the Shares held of record or Beneficially Owned by the Stockholder, whether issued, heretofore owned or hereafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company;
(2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C (1),
(2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement, and during such period the Stockholder shall not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in this
Section 3.

     (b) The Stockholder hereby grants to Parent a proxy to vote the Shares of the Stockholder as indicated in Section 3(a). The Stockholder intends such proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Stockholder with respect to such Shares.

     4. Other Covenants, Representations and Warranties.   (A) The Stockholder
hereby represents and warrants to Parent as follows:

     (a) Ownership of Shares. The Stockholder is either (i) the record and Beneficial Owner of, or (ii) the Beneficial Owner but not the record holder of, the number of Shares set forth opposite the Stockholder's name on Schedule I hereto. On the date hereof, except for such Shares that may be deemed to be Beneficially Owned by the Stockholder as a result of that certain Voting Agreement, dated as of July 15, 1988, by and among the Company, the Stockholder and the other parties thereto, as amended, the Existing Shares set forth opposite the Stockholder's name on Schedule I hereto constitute all of the Shares owned of record or Beneficially Owned by the Stockholder. The Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 2 and 3 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares set forth opposite the Stockholder's name on Schedule I hereto, with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

     (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

     (c) No Conflicts. Except for filings under the HSR Act, if applicable, and the filings required under the Merger Areement (A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not interfere with the Stockholder's ability to perform its obligations hereunder, and (B) none of the execution and delivery of this Agreement by the Stockholder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (1) conflict with or result in any breach of any applicable organizational documents applicable to the Stockholder, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which such Stockholder or any of the Stockholder's properties or assets may be bound, or (3) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of the Stockholder to perform its obligations hereunder.

     (d) No Encumbrances. Except as required by Section 2 and for the proxy granted under Section 3(b), the Stockholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

     (e) No Solicitation. The Stockholder shall, in its capacity as such, comply with the terms of Section 5.1(e) of the Merger Agreement.

     (f) Restriction on Transfer, Proxies and Non-Interference. Except as required by Section 2 or Section 3(b), at any time during the period beginning on the date hereof and ending upon the earlier to occur of the Effective Time or the termination of this Agreement, the Stockholder shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that could reasonably be expected to have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement.

     (g) Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

     (h) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

     (i) Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     (B) Parent and Sub hereby represent and warrant to Stockholder as follows:

     (a) Power; Binding Agreement. Each of Parent and Sub has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement and the Merger Agreement. The execution, delivery and performance of this Agreement and the Merger Agreement by Parent and Sub will not violate any other agreement to which Parent or Sub is a party. This Agreement and the Merger Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a valid and binding agreement of Parent and Sub enforceable against each of them in accordance with its terms.

     (b) No Conflicts. Except for filings under the HSR Act, if applicable, and the filings required under the Merger Areement (A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement and the Merger Agreement by Parent or Sub and the consummation by Parent or Sub of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not interfere with Parent or Sub's ability to perform its obligations hereunder, and (B) none of the execution and delivery of this Agreement and the Merger Agreement by Parent or Sub, the consummation by Parent or Sub of the transactions contemplated hereby or compliance by Parent or Sub with any of the provisions hereof shall
(1) conflict with or result in any breach of any applicable organizational documents applicable to Parent or Sub, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent or Sub is a party or by which Parent or Sub or any of Parent's or Sub's properties or assets may be bound, or (3) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Parent or Sub or any of its properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of Parent or Sub to perform its obligations hereunder.

     (c) Financing. Parent and Sub have delivered to the Company a true and complete copy of (i) a letter of commitment obtained by Parent from Credit Suisse First Boston to provide debt financing for the transactions contemplated hereby pursuant to a senior credit facility; (ii) a letter of commitment obtained by Parent from Credit Suisse First Boston with respect to senior subordinated debt financing for the transactions contemplated hereby pursuant to the sale by Parent of senior subordinated notes; (iii) a letter of commitment obtained by Hedstrom Holdings, Inc., the sole stockholder of Parent ("Holdings"), from Credit Suisse First Boston with respect to senior debt financing for the transactions contemplated hereby pursuant to the sale by Holdings of senior notes; and (iv) from Hicks Muse Equity Fund

II, L.P. to provide certain equity financing pursuant to the sale by Holdings of shares of its common stock (collectively, the "Financing Commitments"). Assuming that the financing contemplated by the Financing Commitments is consummated in accordance with the terms thereof, the funds to be borrowed and/or provided thereunder by Parent and Holdings will provide sufficient funds to pay the Offer Consideration, the Merger Consideration and all related fees and expenses. As of the date of this Agreement, Parent is not aware of any facts or circumstances that create a reasonable basis for Parent to believe that Parent and Holdings will not be able to obtain financing in accordance with the terms of the Financing Commitments.

     5. Stop Transfer. The Stockholder agrees with, and covenants to, Parent that, except with respect to the tender of the Stockholder's Shares into the Offer, the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder's Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 2 hereof). In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     6. Termination. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the termination of the Merger Agreement in accordance with its terms by Parent or the Company. Notwithstanding anything contained herein to the contrary, the Stockholder shall have the absolute right, exercisable in its sole discretion, to terminate this Agreement if the Merger Agreement is amended in any respect in a manner that is adverse to the Stockholder or if the Offer is terminated, withdrawn, abandoned, expires or is modified in any manner that is adverse to the Stockholder.

     7. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director of the Company makes any agreement or understanding herein in his or her capacity as such director. The Stockholder signs solely in his or her capacity as the record and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, the Stockholder's Shares.

     8. Confidentiality. The Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, the Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than the Stockholder's counsel and advisors, if any) without the prior written consent of Parent, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures the Stockholder's counsel advises are necessary in order to fulfill the Stockholder's obligations imposed by law, in which event the Stockholder shall give notice of such disclosure to Parent as promptly as practicable so as to enable Parent to seek a protective order from a court of competent jurisdiction with respect thereto.

     9. Miscellaneous.

     (a) Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     (b) Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

     (c) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

     (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; provided that Schedule I hereto may be supplemented by Parent by adding the name and other relevant information concerning any stockholder of the Company who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

     (e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:


       If to Stockholder:        At the addresses set forth on Schedule I hereto

       If to Parent:             Hedstrom Corporation
                                 300 Corporate Center Drive, Suite 110
                                 Coraopolis, Pennsylvania  15108

                                 Telecopy:   (412) 269-9655
                                 Attn:  David Crowley

       copies to:                Hicks, Muse, Tate & Furst Incorporated
                                 200 Crescent Court
                                 Suite 1600
                                 Dallas, Texas  75201
                                 Telecopy:  (214) 740-7313
                                 Attention:  Lawrence D. Stuart, Jr.

                                 Hicks, Muse, Tate & Furst Incorporated
                                 1325 Avenue of the Americas, 25th Floor
                                 New York, New York  10019
                                 Telecopy:   (212) 424-1450
                                 Attn:  Alan B. Menkes

                                 Weil, Gotshal & Manges
                                 100 Crescent Court
                                 Suite 1300
                                 Dallas, Texas  75201
                                 Telecopy:  (214) 746-7777
                                 Attention:  Glenn D. West


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     (f) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

     (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     (i) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (j) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

     (k) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     (l) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery in the State of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph (l) and shall not be deemed to be a general submission to the jurisdiction of said Court or in the State of Delaware other than for such purposes. Each party hereto hereby waives any right to a trial by jury in connection with any such action, suit or proceeding.

     (m) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     (n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

     (o) Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the acceptance for payment of, and the payment for the Shares by Sub in the Offer or the expiration of the Offer.

     IN WITNESS WHEREOF, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                        HEDSTROM CORPORATION



                                        By:_______________________________


                                        HC ACQUISITION CORP.



                                        BY:_______________________________


                                        STOCKHOLDER:

                                        GOLDER, THOMA, CRESSEY FUND III
                                        LIMITED PARTNERSHIP

                                        By: GOLDER, THOMA, CRESSEY &
                                        RAUNER, L.P., its General
                                        Partner



                                        By: _______________________
                                        Name:
                                        Title: General Partner



AGREED TO AND ACKNOWLEDGED
(with respect to Section 5):


ERO, INC.

By: __________________________
     Name:
     Title:

                                SCHEDULE 1 TO
                            STOCKHOLDERS AGREEMENT


Name and Address of Stockholder                         Number of Shares
Owned


1.   Golder, Thoma, Cressey                               3,940,000
     Fund III Limited Partnership
     c/o Golder, Thoma, Cressey, Rauner, Inc.
     6100 Sears Tower
     Chicago, Illinois  60606

     with a copy to:

     Kirkland & Ellis
     200 East Randolph Drive
     Chicago, Illinois  60601
     Attention:  H. Kurt von Moltke
     Telephone:  (312) 861-2000
     Telecopy:   (312) 861-2200

                                                                       EXHIBIT B

                                AGREEMENT AND
                               PLAN OF MERGER

                                    AMONG

                            HEDSTROM CORPORATION,

                            HC ACQUISITION CORP.

                                     AND

                                  ERO, INC.


                         dated as of April 10, 1997

                              TABLE OF CONTENTS

                                                                           Page

                                  ARTICLE I
                                  THE OFFER


1.1  The Offer                                                               2
1.2  Offer Documents                                                         3
1.3  Company Actions                                                         4
1.4  Directors                                                               5


                                 ARTICLE II
                                 THE MERGER


2.1  The Merger                                                              6
2.2  Closing                                                                 7
2.3  Effective Time of the Merger                                            7
2.4  Effects of the Merger                                                   7


                                 ARTICLE III
                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
           THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES


3.1  Effect on Capital Stock                                                 8
3.2  Conversion of Securities                                                8
3.3  Payment for Shares                                                      9
3.4  Stock Transfer Books                                                   11
3.5  Stock Option Plans                                                     11
3.6  Dissenting Shares                                                      12


                                 ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES


4.1    Representations and Warranties of the Company                        12
4.2    Representations and Warranties of Parent and Sub                     31

                                  ARTICLE V
                  COVENANTS RELATING TO CONDUCT OF BUSINESS

                                                                          Page


5.1    Covenants of the Company                                             34


                                 ARTICLE VI
                            ADDITIONAL AGREEMENTS


6.1    Preparation of the Proxy Statement; Company
       Stockholders Meeting; Merger without a Company
       Stockholders Meeting                                                 40
6.2    Access to Information                                                40
6.3    [Intentionally Omitted]                                              41
6.4    Fees and Expenses                                                    41
6.5    Brokers or Finders                                                   42
6.6    Indemnification; Directors' and Officers' Insurance                  42
6.7    Commercially Reasonable Efforts                                      44
6.8    Conduct of Business of Sub                                           45
6.9    Publicity                                                            45
6.10   Withholding Rights                                                   46
6.11   Continuation of Employee Benefits                                    46

                                 ARTICLE VII
                            CONDITIONS PRECEDENT

7.1    Conditions to Each Party's Obligation to Effect                      47
       the Merger
7.2    Conditions to Obligation of Parent and Sub                           48

                                ARTICLE VIII
                          TERMINATION AND AMENDMENT


8.1    Termination                                                          48
8.2    Effect of Termination                                                50
8.3    Amendment                                                            51
8.4    Extension; Waiver                                                    51


                                 ARTICLE IX
                             GENERAL PROVISIONS


9.1    Nonsurvival of Representations, Warranties and Agreements            51

9.2    Notices                                                              52
9.3    Interpretation                                                       53
9.4    Counterparts                                                         53
9.5    Entire Agreement; No Third Party Beneficiaries;
       Rights of Ownership                                                  53
9.6    Governing Law                                                        54
9.7    Assignment                                                           54

                          GLOSSARY OF DEFINED TERMS

Term:                                                                   Page:


Agreement                                                                   1
Acquisition Proposal                                                       37
Benefit Plans                                                              21
Board Percentage                                                            6
CERCLA                                                                     25
Certificate of Merger                                                       7
Certificates                                                               10
Closing                                                                     7
Closing Date                                                                7
Code                                                                       21
Company                                                                     1
Company Common Stock                                                        1
Company Intangible Property                                                25
Company Litigation                                                         19
Company Order                                                              19
Company Permits                                                            18
Company SEC Documents                                                      17
Company Stockholder Approval                                               17
Company Voting Debt                                                        13
Confidentiality Agreement                                                  41
Constituent Corporations                                                    7
Continuing Directors                                                        6
DGCL                                                                        4
Dissenting Shares                                                          12
Effective Time                                                              7
Employee Arrangements                                                      21
Environmental Costs and Liabilities                                        25
Environmental Law                                                          25
Exchange Act                                                                2
Financial Advisor                                                           4
Financing Commitments                                                      34
GAAP                                                                       17
Gains and Transfer Taxes                                                   16
Governmental Entity                                                        16
Hazardous Material                                                         26

Term:                                                                   Page:


HSR Act                                                                    16
Indebtedness                                                               30
Indemnified Liabilities                                                    42
Indemnified Parties                                                        42
Injunction                                                                 47
IRSA                                                                       26
Laws                                                                       15
Material Adverse Effect                                                    13
Material Contracts                                                         29
Merger                                                                      1
Merger Consideration                                                        8
Offer                                                                       2
Offer Consideration                                                         2
Offer Documents                                                             3
On a fully-diluted basis                                                    2
Option Consideration                                                       11
Options                                                                    11
OSHA                                                                       26
Parent                                                                      1
Paying Agent                                                                9
Payment Fund                                                                9
Preferred Stock                                                            13
Proxy Statement                                                            16
Real Property Leases                                                       28
Release                                                                    26
Remedial Action                                                            26
Representatives                                                            35
Schedule 14D-1                                                              3
Schedule 14D-9                                                              4
SEC                                                                         2
Securities Act                                                             17
Shares                                                                      1
Stock Option Plans                                                         11
Stockholders Agreement                                                      1
Sub                                                                         1
Subsidiary                                                                  8
Surviving Corporation                                                       7
Tax Returns                                                                21
Taxes                                                                      21

Term:                                                                   Page:

Trigger Event                                                              41
Violation                                                                  15
WARN Act                                                                   24

                        AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER, dated as of April 10, 1997 (the "Agreement"), is made and entered into by and among Hedstrom Corporation, a Delaware corporation ("Parent"), HC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and ERO, Inc., a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have unanimously approved the acquisition of the Company by Parent, by means of the merger (the "Merger") of Sub with and into the Company, upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, to effectuate the acquisition, Parent and the Company each desire that Sub commence a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company ("Shares" or "Company Common Stock") upon the terms and subject to the conditions set forth in this Agreement and the Offer Documents (as defined in Section 1.2), and the Board of Directors of the Company has unanimously approved such Offer (as defined in Section 1.1) and agreed to recommend to the stockholders of the Company that they accept the Offer and tender their Company Common Stock pursuant thereto; and

     WHEREAS, Parent and Sub are unwilling to enter into this Agreement (and effect the transactions contemplated hereby) unless, contemporaneously with the execution and delivery hereof, certain beneficial and record holders of the Company Common Stock enter into agreements (collectively, the "Stockholders Agreement") providing for certain matters with respect to their Shares (including the tender of their Shares and certain other actions relating to the Offer) and the other transactions contemplated by this Agreement, and, in order to induce Parent and Sub to enter into this Agreement, the Company has approved the execution and delivery by Parent and such stockholders of the

Stockholders Agreement, and such stockholders have agreed to execute and deliver the Stockholders Agreement; and

     WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the consummation thereof;

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:


                                   ARTICLE I
                                   THE OFFER

     1.1 The Offer. (a) Provided that none of the events set forth in Exhibit A hereto shall have occurred and be continuing, as promptly as practicable (but in any event not later than five business days after the public announcement of the execution and delivery of this Agreement), Sub shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), an offer to purchase (the "Offer") all outstanding shares of the Company Common Stock at a price of $11.25 per share, net to the seller in cash (the "Offer Consideration"). The obligation of Parent and Sub to commence the Offer, consummate the Offer, accept for payment and to pay for shares of Company Common Stock validly tendered in the Offer and not withdrawn shall be subject only to those conditions set forth in Exhibit A hereto.

         (b) Parent and Sub expressly reserve the right to amend or modify the terms of the Offer, except that, without the prior written consent of the Company, Sub shall not (and Parent shall not cause Sub to): (i) decrease the Offer Consideration, change the form of the Offer Consideration or decrease the number of Shares sought pursuant to the Offer, (ii) amend or waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of shares of Company Common Stock which constitutes a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of shares of Company Common Stock outstanding, together with Shares which the Company may be required, now or in the future, to issue pursuant to options, warrants or other rights or obligations outstanding at that date), (iii) extend the expiration date of the Offer (except that Sub may extend the expiration date of the Offer (a) as required by any rule, regulation or interpretation of the United States Securities and Exchange Commission (the "SEC"), (b) for such periods as Sub may reasonably deem necessary (but not to a date later than the 60th calendar day after the date of commencement) in the event that any condition to the Offer is not satisfied, or (c) for one or more times for an aggregate period of up to 15 days (not to exceed 60 calendar days from the date of commencement) for any reason other than those specified in the immediately preceding clause (a) or clause (b)), or (iv) change any condition or impose additional conditions to the Offer or amend any term of the Offer in any manner adverse to holders of shares of Company Common Stock; provided, however, that, except as set forth above, Sub may waive any other condition to the Offer in its sole discretion; and provided further, that the Offer (i) may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, and (ii) will, for one time only, be automatically extended for a period which ends on the 15th business day from the date the Company shall have received an Acquisition Proposal (as hereinafter defined) in the event the Company shall receive such Acquisition Proposal less than ten business days prior to the expiration of the Offer. Assuming the prior satisfaction or waiver of the conditions to the Offer, Sub shall accept for payment, and pay for, in accordance with the terms of the Offer, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date thereof.

     1.2 Offer Documents. As soon as practicable on the date of commencement of the Offer, Parent and Sub shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") with respect to the Offer which shall contain the offer to purchase, related letter of transmittal and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the "Offer Documents"). The Offer Documents (i) shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with the Exchange Act and the rules and regulations thereunder and any other applicable law and (ii) shall conform in all material respects with the requirements of the Exchange Act and any other applicable law. Notwithstanding the foregoing, no agreement or representation hereby is made or shall be made by Parent or Sub with respect to information supplied by the Company expressly for inclusion in, or with respect to Company information derived from the Company's public SEC filings that is included or incorporated by reference in, the Offer Documents. Parent, Sub and the Company each agree promptly to correct any information provided by them for use in the Offer Documents if and to the extent that it shall have become false
or misleading in any material respect   and Sub further agrees to take all
lawful action necessary to cause the Offer Documents as so corrected to be filed promptly with the SEC and to be disseminated to holders of Company Common Stock, in each case as and to the extent required by applicable law. In conducting the Offer, Parent and Sub shall comply in all material respects with the Exchange Act and any other applicable law. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents and any amendments or supplements thereto prior to the filing thereof with the SEC. To the extent practicable, the Company and its counsel shall also be given reasonable opportunity to review and comment on correspondence with the SEC concerning the Offer Documents prior to the delivery thereof to the SEC.

     1.3 Company Actions. The Company hereby consents to the Offer and the Merger and represents that (a) its Board of

Directors (at a meeting duly called and held) has unanimously (i) determined that each of this Agreement, the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the Offer and the Merger, and such approval constitutes approval of the foregoing for purposes of
Section 203 of the Delaware General Corporation Law, as amended (the "DGCL"), and for purposes of Article Nine of the Company's Amended and Restated Certificate of Incorporation, (iii) resolved to recommend (x) acceptance of the Offer, (y) approval and adoption of this Agreement (if required) and (z) approval of the Merger, by the holders of Company Common Stock, and (b) Dean Witter Reynolds Inc. (the "Financial Advisor") has delivered to the Board of Directors of the Company its written opinion that, as of such date and based upon and subject to the matters set forth therein, the Offer Consideration to be received by the holders of Company Common Stock (other than Parent, Sub and any other Subsidiary of Parent) in the Offer is fair, from a financial point of view, to such holders. The Company acknowledges and agrees that the Board of Directors of the Company may not withdraw, modify or amend its approval or recommendation of the Offer, this Agreement, the Stockholders Agreement or the Merger except in accordance with Section 5.1(e)(ii). The Company hereby consents to the inclusion in the Offer Documents of the recommendation referred to in this Section 1.3. The Company hereby agrees to file with the SEC, simultaneously with the filing by Parent and Sub of the Schedule 14D-1 (or promptly after such filing), a Solicitation/Recommendation Statement on
Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") containing such recommendations of the Board of Directors of the Company in favor of the Offer and the Merger and otherwise complying with Rule 14d-9 under the Exchange Act. The Schedule 14D-9 shall comply in all material respects with the Exchange Act and any other applicable law and shall contain (or shall be amended in a timely manner to contain) all information that is required to be included therein in accordance with the Exchange Act and the rules and regulations promulgated thereunder and any other applicable law. Notwithstanding the foregoing, no agreement or representation hereby is made or shall be made by the Company with respect to Parent, Sub or any other Subsidiary of Parent. The Company, Parent and Sub each agree promptly to correct any information provided by them for use in the
Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect and the Company further agrees to take all lawful action necessary to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable law. Parent, Sub and their counsel shall be given an opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. To the extent practicable, Parent, Sub and their counsel shall also be given reasonable opportunity to review and comment on correspondence with the SEC concerning the Schedule 14D-9 prior to the delivery thereof to the SEC. In connection with the Offer, the Company shall promptly furnish, or cause its transfer agent to furnish, Parent with mailing labels, security position listings and all available listings or computer files containing the names and addresses of the record holders of the Company Common Stock as of the latest practicable date and shall furnish, or cause its transfer agent to furnish, Parent with such information and assistance (including updated lists of stockholders, mailing labels and lists of security positions) as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Company Common Stock. Subject to the requirements of applicable law, and except for such actions as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Sub and each of their affiliates, associates, partners, employees, agents and advisors shall hold in confidence the information contained in such labels and lists, shall use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated for any reason, shall deliver promptly to the Company all copies of such information then in their possession or control.

     1.4 Directors. (a) Upon the purchase pursuant to the Offer by Sub of such number of shares of Company Common Stock which represents a majority of the outstanding shares of Company Common Stock (on a fully diluted basis), and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board of Directors of the Company) as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (x) the number of directors on the Board of Directors of the Company (giving effect to any increase in the number of directors pursuant to this Section 1.4) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being, the "Board Percentage"), and the Company shall, upon request by Parent and subject to applicable law, promptly satisfy the Board Percentage by (i) increasing the size of the Board of Directors of the Company or (ii) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors of the Company and shall cause Parent's designees promptly to be so elected, provided that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company that are not affiliated with Parent. At the request of Parent, the Company shall take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Company's stockholders in the Schedule 14D-9. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

         (b) Following the election or appointment of Parent's designees pursuant to this Section 1.4 and prior to the Effective

Time of the Merger, any amendment or termination of this Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Sub or waiver of the Company's rights thereunder shall require the concurrence of a majority of directors of the Company then in office who are Continuing Directors. The term "Continuing Director" shall mean (i) each member of the board of directors on the date hereof who voted to approve this Agreement and
(ii) any successor to any Continuing Director that was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the board of directors.


                                   ARTICLE II
                                   THE MERGER

     2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation and a direct wholly owned subsidiary of Parent (Sub and the Company are sometimes hereinafter referred to as "Constituent Corporations" and, as the context requires, the Company is sometimes hereinafter referred to as the "Surviving Corporation"), and shall continue under the name "ERO, Inc.".

     2.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in
Article VII, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., New York time, on the second business day after satisfaction and/or waiver of all of the conditions set forth in Article VII (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another date, time or place is agreed to in writing by the parties hereto.

     2.3 Effective Time of the Merger. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, as provided in the DGCL, as soon as practicable on or after the Closing Date. The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger as the Company and Sub shall agree (the "Effective Time").

     2.4 Effects of the Merger. (a) The Merger shall have the effects as set forth in the applicable provisions of the DGCL.

     (b) The directors of Sub and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     (c) The Certificate of Incorporation of the Company shall be amended and restated in its entirety as set forth on Exhibit B hereto, and, from and after the Effective Time, such amended and restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL.

     (d) The Bylaws of the Company shall be amended and restated in their entirety as set forth on Exhibit C hereto and, from and after the Effective Time, such amended and restated Bylaws shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by applicable law, the Certificate of Incorporation or the Bylaws.

                                 ARTICLE III
                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
           THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of Company Common Stock or any holder of shares of capital stock of Sub:

     (a) Capital Stock of Sub. Each share of the capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock and all other shares of capital stock of the Company that are owned by the Company and all shares of Company Common Stock and other shares of capital stock of the Company owned by Parent or Sub shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

     3.2 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any of the shares thereof:

     (a)(i) Subject to the other provisions of this Section 3.2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares owned, directly or indirectly, by the Company or by Parent, Sub or any other Subsidiary of Parent and Dissenting Shares (as defined in Section 3.6)) shall be converted into the right to receive the per share amount actually paid in the Offer, payable to the holder thereof in cash, without any interest thereon (the amount so paid in the Offer, in cash, is herein referred to as the "Merger Consideration"), upon surrender and exchange of the Certificate (as defined in Section 3.3) representing such share of Company Common Stock. As used in this Agreement, the word "Subsidiary", with respect to any party, means any corporation, partnership, joint venture or other organization, whether incorporated or unincorporated, of which: (i) such party or any other Subsidiary of such party is a general partner; (ii) voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture or other organization is held by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries; or (iii) at least 25% of the equity, other securities or other interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

         (ii) All such shares of Company Common Stock, when converted as provided in Section 3.2(a)(i), no longer shall be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate previously evidencing such Shares shall thereafter represent only the right to receive the Merger Consideration. The holders of Certificates previously evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Common Stock except as otherwise provided herein or by law and, upon the surrender of Certificates in accordance with the provisions of Section 3.3, shall only represent the right to receive for their Shares, the Merger Consideration, without any interest thereon.

     3.3 Payment for Shares. (a) Paying Agent. Prior to the Effective Time, Parent shall appoint a United States bank or trust company reasonably acceptable to the Company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration, and Parent shall cause the Surviving Corporation to deposit with the Paying Agent in a separate fund established for the benefit of the holders of shares of Company Common Stock, for payment in accordance with this Article III, through the Paying Agent (the "Payment Fund"), immediately available funds in amounts necessary to make the payments pursuant to Section 3.2(a)(i) and this
Section 3.3 to holders (other than the Company or Parent, Sub or any other Subsidiary of Parent, or holders of Dissenting Shares). The Paying Agent shall, pursuant to irrevocable instructions, pay the Merger Consideration out of the Payment Fund.

     If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under this Section 3.3, Parent shall take all steps necessary to enable or cause the Surviving Corporation to deposit in trust additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

     (b) Payment Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall instruct the Paying Agent to mail to each holder of record (other than the Company or Parent, Sub or any other Subsidiary of Parent) of a Certificate or Certificates which, immediately prior to the Effective Time, evidenced outstanding shares of Company Common Stock (the "Certificates"), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as the Surviving Corporation reasonably may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in respect thereof cash in an amount equal to the product of (x) the number of shares of Company Common Stock represented by such Certificate and (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrued on the Merger Consideration payable upon the surrender of any Certificate. If payment is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the surrendered Certificate or established to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 3.3(b), each Certificate (other than Certificates representing Shares owned by the Company or Parent, Sub or any other Subsidiary of Parent) shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Merger Consideration.

     (c) Termination of Payment Fund; Interest.  Any portion of the Payment
Fund which remains undistributed to the holders of Company Common Stock for 270 days after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III and the instructions set forth in the letter of transmittal mailed to such holder after the Effective Time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration to which they are entitled. All interest accrued in respect of the Payment Fund shall inure to the benefit of and be paid to the Surviving Corporation.

     (d) No Liability. None of Parent, the Company or the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     3.4 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any certificates presented to the Paying Agent or Parent for any reason, except notation thereon that a stockholder has elected to exercise his rights to appraisal pursuant to the DGCL, shall be converted into the Merger Consideration as provided in this
Article III.

     3.5 Stock Option Plans. At the Effective Time, each holder of a then outstanding option to purchase Shares under any of the Company's 1988 Key Employee Stock Option Plan, 1992 Key Employee Stock Option Plan and 1992 Directors' Stock Option Plan (collectively, the "Stock Option Plans"), or otherwise set forth on Schedule 4.1(b), whether or not then exercisable or vested (collectively, the "Options"), shall, in cancellation and settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the amount per share actually paid in the Offer and the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the Option shall be canceled. The surrender of an Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. Prior to the expiration of the Offer, the Company shall use its reasonable efforts to obtain all necessary consents or releases from holders of Options under the Stock be reasonably necessary to give effect to the transactions contemplated by this
Section 3.5. The Stock Option Plans shall terminate as of the Effective Time, and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time. Prior to the expiration of the Offer, the Company shall use its reasonable efforts to take all action necessary (including causing the Board of Directors of the Company to take such actions as are allowed by the Stock Option Plans) to (i) ensure that, following the Effective Time, no participant in the Stock Option Plans or any other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof and (ii) terminate all such plans, programs and arrangements.

     3.6 Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly appraisal for such shares in accordance with
Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration.
Such stockholders instead shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of such Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares of Company Common Stock under such Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 3.3, of the Certificate or Certificates that, immediately prior to the Effective Time, evidenced such shares of Company Common Stock.

                                 ARTICLE IV
                       REPRESENTATIONS AND WARRANTIES

     4.1 Representations and Warranties of the Company. The Company represents and warrants to Parent and Sub as follows:

     (a) Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation and in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify could not reasonably be expected to (i) have a Material Adverse Effect (as defined below) with respect to the Company or (ii) materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company has heretofore made available to Parent complete and correct copies of its and its Subsidiaries' respective Certificates of Incorporation and Bylaws. All Subsidiaries of the Company and their respective jurisdictions of incorporation or organization are identified on Schedule 4.1(a). As used in this Agreement: a "Material Adverse Effect" shall mean, with respect to any party, any events, changes or effects which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole; provided, however, that the matters disclosed on Exhibit D hereto shall not be considered in determining whether one or more events, changes or effects could reasonably be expected to have a Material Adverse Effect on the Company.

     (b) Capital Structure. As of the date hereof, the authorized capital stock of the Company consists of 50,000,000 Shares and 9,947,700 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of the date hereof: (i) 10,274,300 Shares are issued and outstanding; (ii) no shares of Preferred Stock are issued and outstanding; and (iii) 1,458,000 Shares are reserved for issuance pursuant
to Options outstanding under the Stock Option   Plans.  Except for the issuance
of Shares pursuant to the exercise of outstanding Options, there are no employment, executive termination or similar agreements providing for the issuance of Shares. As of the date hereof, 120,000 Shares are held by the Company and no Shares are held by Subsidiaries of the Company. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the Company stockholders may vote ("Company Voting Debt") were issued or outstanding. All outstanding Shares are validly issued, fully paid and nonassessable and are not subject to preemptive or other similar rights. Except as set forth on Schedule 4.1(b), all outstanding shares of capital stock of the Subsidiaries of the Company are owned by the Company or a direct or indirect Subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in this Section 4.1(b), there are outstanding: (i) no shares of capital stock, Company Voting Debt or other voting securities of the Company; (ii) no securities of the Company or any Subsidiary of the Company convertible into, or exchangeable or exercisable for, shares of capital stock, Company Voting Debt or other voting securities of the Company or any Subsidiary of the Company; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound, in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Company Voting Debt or other voting securities of the Company or of any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth on

Schedule 4.1(b), since December 31, 1996, the Company has not (i) granted any options, warrants or rights to purchase shares of Company Common Stock or (ii) amended or repriced any Option or any of the Stock Option Plans. Set forth on
Schedule 4.1(b) is a list of all outstanding options, warrants and rights to purchase shares of Company Common Stock and the exercise prices relating thereto. Except as disclosed in the Company SEC Documents (as defined below), there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company which will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

     (c) Authority; No Violations; Consents and Approvals.

         (i) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Stockholder Approval (as defined in Section 4.1(c)(iii)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, if required with respect to consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, subject, if required with respect to consummation of the Merger, to the Company Stockholder Approval, and assuming that this Agreement constitutes the valid and binding agreement of Parent and Sub, constitutes a valid and binding obligation of the Company enforceable in accordance with its terms and conditions except that the enforcement hereof may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

         (ii) Except as set forth on Schedule 4.1(c)(ii), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company will not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration (including pursuant to any put right) of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets or property, or right of first refusal with respect to any asset or property (any such conflict, violation, default, right of termination, cancellation or acceleration, loss, creation or right of first refusal, a "Violation"), pursuant to, (A) any provision of the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries or (B) except as to which requisite waivers or consents have been obtained and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph
(iii) of this Section 4.1(c) are duly and timely obtained or made and, if required, the Company Stockholder Approval has been obtained, result in any Violation of (1) any loan or credit agreement, note, mortgage, deed of trust, indenture, lease, Benefit Plan (as defined in Section 4.1(i)), Company Permit (as defined in Section 4.1(f)), or any other agreement, obligation, instrument, concession, franchise, or license or (2) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets (collectively, "Laws"), except in the case of clause (1) and (2) for any Violations that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company. The Board of Directors of the Company has taken all actions necessary under the Company's Amended and Restated Certificate of Incorporation, including approving the transactions contemplated by this Agreement, to ensure that Section 1 of Article Nine of the Company's Amended and Restated Certificate of Incorporation does not, and will not, apply to the transactions contemplated in this Agreement. The Board of Directors of the Company has taken all actions necessary under the DGCL, including approving the transactions contemplated by this Agreement and the Stockholders Agreement, to ensure that Section 203 of the DGCL does not, and will not, apply to the transactions contemplated in this Agreement or the Stockholders Agreement.

         (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for: (A) the filing of a pre-merger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the applicable waiting period thereunder; (B) the filing with the SEC of (x) a proxy statement (if required by applicable law) in definitive form relating to a meeting of the holders of Company Common Stock to approve the Merger (such proxy statement as amended or supplemented from time to time being hereinafter referred to as the "Proxy Statement"), (y) the Schedule 14D-9 in connection with the Offer, and (z) such reports under and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company does business; (D) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws; (E) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation (including the Investment Canada
Act); (F) such filings in connection with any state or local tax which is attributable to the beneficial ownership of the Company's or its Subsidiaries' real property, if any (collectively, the "Gains and Transfer Taxes"); (G) such other filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement; (H) the approval of this Agreement and the Merger by the holders of a majority of the outstanding Shares ("Company Stockholder
Approval") and (I) such other consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits the failure of which to be obtained or made could not reasonably be expected to have a Material Adverse Effect on the Company.

     (d) SEC Documents. The Company has made available to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC since January 1, 1995 and prior to the date of this Agreement (the "Company SEC Documents"), which are all the documents (other than preliminary material) that the Company was required to file with the SEC since such date. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as disclosed on Schedule 4.1(d), the financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal, recurring adjustments, which will not be material, either individually or in the aggregate) the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

     (e) Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) any of the Offer Documents will, at the time the Offer Documents are first published, sent or given to holders of Company Common Stock, and at any time they are amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement will, on the date it is first mailed to the holders of the Company Common Stock or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the expiration of the Offer or the Effective Time, any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by the Company specifically for inclusion in the Offer Documents or the Proxy Statement, shall occur which is required to be described in an amendment of, or a supplement to, the Offer Documents or the Proxy Statement, as the case may be, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Proxy Statement, insofar as it relates to the Company or its Subsidiaries or other information supplied by the Company specifically for inclusion therein will comply as to form, in all material respects, with the provisions of the Exchange Act or the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to (i) the information supplied or to be supplied by Parent or Sub for inclusion in the Offer Documents or the Proxy Statement or (ii) except as provided in the immediately following sentence, any projections, forward-looking statements or similar information provided to Parent or Sub that is not of a historical nature. The budget prepared by the Company and attached to Schedule 4.1(e) hereto was prepared in good faith based upon reasonable assumptions.

     (f) Compliance with Applicable Laws. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except where the failure to hold any such Company Permits could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. A list of the material Company Permits is set forth on
Schedule 4.1(f). Except as disclosed in Schedule 4.1(f), the businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except for any such violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, has been threatened which could reasonably be expected to have a Material Adverse Effect on the Company.

     (g) Litigation. Except as set forth on Schedule 4.1(g), there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company ("Company Litigation"), nor is there any material judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company ("Company Order"). In addition, except as expressly set forth on Schedule 4.1(g) as having such effect, none of the claims and judgments pending, or to the knowledge of the Company, threatened pursuant to all Company Litigation and Company Orders, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

          (h) Taxes.  Except as set forth on Schedule 4.1(h) hereto:

              (i) All Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries have been duly and timely filed (taking into account all valid extensions of filing dates), except where the failure to file such Tax Returns would not have a Material Adverse Effect on the Company, and all such Tax Returns are true, correct and complete in all material respects. The Company and each of its Subsidiaries has duly and timely paid (or there has been paid on its behalf) all Taxes that are due, except to the extent that the failure to pay such Taxes would not have a Material Adverse Effect the Company and except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company's audited financial statements for the year ended December 31, 1996 in accordance with generally accepted accounting principles. With respect to any period for which Taxes are not yet due with respect to the Company or any Subsidiary, the Company and each of its Subsidiaries has made due and sufficient current accruals for such Taxes in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents. The Company and each of its Subsidiaries has made (or there has been made on its behalf) all required estimated Tax payments sufficient to avoid any material underpayment penalties. The Company and each of its Subsidiaries has withheld and paid all material Taxes required by all applicable laws to be withheld or paid in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

             (ii) There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, material Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period. No audit or other proceeding by any court, governmental or regulatory authority, or similar person is pending or, to the knowledge of the Company, threatened in regard to any material Taxes due from or with respect to the Company or any of the Subsidiaries or any material Tax Return filed by or with respect to the Company or any Subsidiary other than normal and routine audits by nonfederal governmental authorities. Neither the Company nor any Subsidiary of the Company has received notice that any assessment of Taxes is proposed against the Company or any of its Subsidiaries or any of their assets which, if ultimately paid by the Company or any Subsidiary of the Company would have a Material Adverse Effect on the Company.

             (iii) No consent to the application of Section 341(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to the Company or any of its Subsidiaries or any of their assets. None of the Company or any of its Subsidiaries has agreed to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method, and there is no application pending with any taxing authority requesting permission for any changes in any accounting method of the Company or any of its Subsidiaries which, in each respective case, will or would reasonably cause the Company or any of is Subsidiaries to include any material adjustment in taxable income for any taxable period (or portion thereof) ending after the Closing Date.

             (iv) None of the Company or any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing agreement, Tax allocation agreement or similar contract other than any agreement to which the Company and its Subsidiaries are the sole parties.

             (v) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company or any of its Subsidiaries by reason of Section 280G of the Code.

             (vi) The term "Code" shall mean the Internal Revenue Code of 1986, as amended. The term "Taxes" shall mean all taxes, charges, fees, levies, or other similar assessments or liabilities, including without limitation
      (a) income, gross receipts, ad valorem, premium, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll, and franchise taxes imposed by the United States of America, or by any state, local, or foreign government, or any subdivision, agency, or other similar person of the United States or any such government; and (b) any interest, fines, penalties, assessments, or additions to taxes resulting from, attributable to, or incurred in connection with any Tax or any contest, dispute, or refund thereof. The term "Tax Returns" shall mean any report, return, or statement required to be supplied to a taxing authority in connection with Taxes.

             (i) Pension And Benefit Plans; ERISA.

                 (i) Schedule 4.1(i)(i) sets forth a complete and correct list of:

                     (A) all "employee benefit plans", as defined in Section 3(3) of ERISA, maintained by the Company or any of its Subsidiaries to which Company or any of its Subsidiaries has any obligation or liability, contingent or otherwise ("Benefit Plans"); and

                  (B) all employment or consulting agreements, and all bonus or other incentive compensation, deferred compensation, salary continuation, disability, stock award, stock option, stock purchase or other material employee benefit policies or arrangements which the Company or any of its Subsidiaries maintains or to which the Company or any of its Subsidiaries has any obligation or liability (contingent or otherwise) (the "Employee Arrangements").

             (ii) With respect to each Benefit Plan and Employee Arrangement, a complete and correct copy of each of the following documents (if applicable) has been made available to Purchaser: (i) the most recent plan and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent Form 5500 (including schedules and attachments); (iv) the most recent IRS determination letter; and (v) the most recent actuarial reports.

             (iii) To the Company's knowledge, the Company and its Subsidiaries do not currently have and have not during the preceding six years had any obligation or liability (contingent or otherwise) under Title IV of ERISA.

             (iv) The Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code, respectively, are qualified under such sections.

             (v) All contributions or other payments required to have been made by the Company or any of its Subsidiaries to or under any Benefit Plan or Employee Arrangement by applicable law or the terms of such Benefit Plan or Employee Arrangement (or any agreement relating thereto) have been timely and properly made or are properly accrued on the Company's audited financial statements for the year ended December 31, 1996 in accordance with generally accepted accounting principles.

             (vi) The Benefit Plans and Employee Arrangements have been maintained and administered in all material respects in accordance with their terms and applicable laws.

             (vii) Except as disclosed in Schedule 4.1(i)(vii), there are no pending or, to the best knowledge of the Company, threatened actions, claims or proceedings against or relating to any Benefit Plan or Employee Arrangement other than routine benefit claims by persons entitled to benefits thereunder and other than actions, claims or proceedings which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company.

             (viii) Except as disclosed in Schedule 4.1(i)(viii), the Company and its Subsidiaries do not maintain or have an obligation to contribute to retiree life or retiree health plans which provide for continuing benefits or coverage for current or former officers, directors or employees of the Company or any of its Subsidiaries except (i) as may be required under Part 6 of Title I of ERISA) and at the sole expense of the participant or the participant's beneficiary or (ii) a medical expense reimbursement account plan pursuant to Section 125 of the Code.

                (j) Absence of Certain Changes or Events. Except as set forth on Exhibit D or Schedule 4.1(j) or as contemplated by this Agreement, since December 31, 1996, the business of the Company and its Subsidiaries has been carried on only in the ordinary and usual course and no event or events has or have occurred that (either individually or in the aggregate) has had, or reasonably could be expected to have, a Material Adverse Effect on the Company.

     (k) No Undisclosed Material Liabilities. Except as specifically and individually set forth on Schedule 4.1(k) or the other schedules hereto (specific reference to which shall be made on Schedule 4.1(k)), there are no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that are material to the Company and its Subsidiaries considered as a whole other than:
(i) liabilities reflected on the Company's audited financial statements (together with the related notes thereto) filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (as filed with the SEC); and (ii) liabilities under this Agreement.

     (l) Opinion of Financial Advisor. The Company has received the opinion of the Financial Advisor dated April 10, 1997, to the effect that, as of the date thereof, the Offer Consideration to be received by the holders of Company Common Stock in the Offer and the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair from a financial point of view to such holders, a signed, true and complete copy of which opinion shall be delivered to Parent, and such opinion has not been withdrawn or modified. True and complete copies of all agreements and understandings between the Company or any of its affiliates and the Financial Advisor relating to the transactions contemplated by this Agreement are attached hereto as Schedule 4.1(l).

     (m) Vote Required. In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company's capital stock necessary (under applicable law or otherwise) to approve the Merger and this Agreement and the transactions contemplated hereby.

     (n) Labor Matters. Except to the extent as such could not reasonably be expected to have a Material Adverse Effect on the Company or as set forth on
Schedule 4.1(n):

           (i) Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement, and no employees of Company or any of its Subsidiaries are represented by any labor organization. Within the preceding three years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the preceding three years, to the knowledge of Company, there have been no organizing activities involving Company or any of its Subsidiaries with respect to any group of employees of Company or any of its Subsidiaries.

           (ii) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or, to the knowledge of the Company, threatened against or involving Company or any of its Subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the knowledge of Company, threatened by or on behalf of any employee or group of employees of Company or any of its Subsidiaries.

           (iii) There are no complaints, charges or claims against Company or any of its Subsidiaries pending or, to the knowledge of Company, threatened to be brought or filed with any governmental authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by Company or any of its Subsidiaries.

           (iv) Each of the Company and its Subsidiaries is in material compliance with all laws, regulations and orders relating to the employment of labor, including all such laws, regulations and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and/or social security taxes and any similar tax.

             (v) Since July 31, 1996, there has been no "mass layoff" or "plant closing" (as defined by the Worker Adjustment Retraining and Notification Act of 1988, as amended ("WARN Act") with respect to the Company or any of its Subsidiaries.

             (o) Intangible Property. Each of the Company and its Subsidiaries owns or has a right to use each trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design and copyright owned or used in connection with the operation of its businesses, including any registrations thereof and pending applications therefor, and each license or other contract relating thereto (collectively, the "Company Intangible Property"), free and clear of any and all liens, claims or encumbrances, except where the failure to own or have a right to use such property could not reasonably be expected to have a Material Adverse Effect on the Company. To the Company's knowledge, Schedule 4.1(o) hereto sets forth a complete list of the Company Intangible Property. Except to the extent that such could not reasonably be expected to have a Material Adverse Effect on the Company, the use of the Company Intangible Property by the Company or its Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other person.

             (p) Environmental Matters.

                 (i) For purposes of this Agreement:

                    (A) "Environmental Costs and Liabilities" means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the reasonable costs of investigation and feasibility studies and the reasonable costs to clean up, remove, treat, or in any other way address any Hazardous Materials) arising with respect to any violation of or liability arising pursuant to or under any Environmental Law.

                 (B) "Environmental Law" means any applicable law regulating or prohibiting Releases of Hazardous Materials into any part of the natural environment, or pertaining to the protection of natural resources, the environment and public and employee health and safety from Hazardous Materials including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (33 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C.
            Section 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) ("OSHA") and the regulations promulgated pursuant thereto, and any such applicable state or local statutes, including, without limitation, the Industrial Site Recovery Act ("IRSA"), and the regulations promulgated pursuant thereto, as such laws have been and may be amended or supplemented through the Closing Date;

                 (C) "Hazardous Material" means any substance, material or
            waste which is regulated with respect to its toxic or otherwise hazardous character by any public or governmental authority in the jurisdictions in which the applicable party or its Subsidiaries conducts business, or the United States, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law and shall also include, without limitation, petroleum, petroleum products, asbestos, polychlorinated biphenyls and radioactive materials;

                 (D) "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the environment; and

                 (E) "Remedial Action" means all actions, including, without limitation, any capital expenditures, required by a governmental entity or required under any Environmental Law, or voluntarily undertaken to (I) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the environment; (II) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare or the environment; (III) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (IV) bring the applicable party into compliance with any Environmental Law.

                 (ii) Except as set forth on Schedule 4.1(p) hereto:  (A)  The operations of the Company and its Subsidiaries have been and, as of the Closing Date, will be, in compliance in all respects with all Environmental Laws except for any such noncompliance which could not reasonably be expected to result in a Material Adverse Effect on the Company;

                 (B) The Company and its Subsidiaries have obtained and will, as of the Closing Date, maintain all permits required under applicable Environmental Laws for the continued operations of their respective businesses, except such permits the lack of which would not materially impair the ability of the Company and its Subsidiaries to continue operations;

                 (C) The Company and its Subsidiaries are not subject to any outstanding material written orders from, or material written agreements with, any Governmental Entity or other person respecting
            (A) violations or liability pursuant to Environmental Laws, (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Material;

                 (D) The Company and its Subsidiaries have not received any written communication alleging, with respect to any such party, the material violation of or material liability under any Environmental Law, which violation or liability is outstanding;

                 (E) Neither the Company nor any of its Subsidiaries has any
            contingent liability in connection with the Release of any Hazardous Material into the environment (whether on-site or off-site) which would be reasonably likely to result in the Company and its Subsidiaries incurring Environmental Costs and Liabilities which could reasonably be expected to result in a Material Adverse Effect on the Company;

                 (F) The operations of the Company or its Subsidiaries do not involve the transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under permit requirements set forth in 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement) or any state equivalent;

                 (G) To the knowledge of the Company, there is not now nor has there been in the past, on or in any property of the Company or its Subsidiaries any of the following: (A) any underground storage tanks or surface impoundments containing Hazardous Materials, (B) any asbestos-containing materials, or (C) any polychlorinated biphenyls in regulated quantities; and

                 (H) No judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law, except for any such proceedings or investigations that could not reasonably be expected to result in a Material Adverse Effect on the Company.

                 (iii) This Section 4.1(p) sets forth the sole and exclusive representations and warranties of the Company relating to Environmental Matters, including, without limitation, any matters arising under Environmental Laws.

            (q) Real Property.

                (i) Schedule 4.1(q)(i) sets forth all of the real property owned in fee by the Company and its Subsidiaries. Each of the Company and its Subsidiaries has good and marketable title to each parcel of real property owned by it free and clear of all mortgages, pledges, liens, encumbrances and security interests, except (1) those described in the Company SEC Documents, (2) those reflected or reserved against in the audited balance sheet of the Company dated as of December 31, 1996, and (3) to the extent that such could not reasonably be expected to have a Material Adverse Effect on the Company, (A) taxes and general and special assessments not in default and payable without penalty and interest,
(B) mechanics and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not delinquent, (C) any zoning, building, and land use regulation imposed by any Governmental Entity, and
      (D) any covenant, restriction, or easement expressly set forth in the title documents governing such real property filed with the appropriate Governmental Entity.

           (ii) Schedule 4.1(q)(ii) sets forth each lease, sublease or other agreement (collectively, the "Real Property Leases") under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property. Each Real Property Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by the Company and its Subsidiaries as tenants thereunder are current, no termination event or condition or uncured default of a material nature on the part of the Company or any Subsidiary of the Company exists under any Real Property
      Lease. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all mortgages, pledges, liens, encumbrances and security interests, except (i) those disclosed in the Company's SEC Documents,
      (ii) those reflected or reserved against in the balance sheet of the Company dated as of December 31, 1996, (iii) taxes and general and special assessments not in default and payable without penalty and interest and (iv) those which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

           (r) Board Recommendation. As of the date hereof, the Board of Directors of the Company, at a meeting duly called and held, has by the vote of those directors present (who constituted 100% of the directors then in office)
(i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the stockholders of the Company and has approved the same, and (ii) resolved to recommend that the holders of the shares of Company Common Stock approve this Agreement and the transactions contemplated herein, including the Merger (if required), and accept the Offer and tender their shares of Company Common Stock pursuant thereto.

     (s) Material Contracts. The Company has made available to Parent (i) true and complete copies of all written contracts, agreements, commitments, arrangements, leases (including with respect to personal property), policies and other instruments to which it or any of its Subsidiaries is a party or by which it or any such Subsidiary is bound which (A) require payments to be made in excess of $250,000 per year for goods and/or services, (B) require payments to be made in excess of $100,000 with respect to any licenses granted to the Company or any of its Subsidiaries, or (C) do not by their terms expire and are not subject to termination within 60 days from the date of the execution and delivery thereof (collectively, "Material Contracts"), and (ii) a written description of each Material Contract of which the Company is aware that has not been reduced to writing; provided, however, that blanket purchase orders or similar arrangements shall not be considered Material Contracts for purposes of this Agreement. Each of the Material Contracts is listed on Schedule 4.1(s). Neither the Company nor any of its Subsidiaries is, or has received any written notice that any other party is, in default in any respect under any such Material Contract, except for those defaults which could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company; and, to the Company's knowledge, there has not occurred any event or events that with the lapse of time or the giving of notice or both would constitute such a material default, except for those defaults which could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

     (t) Related Party Transactions. Except as set forth on Schedule 4.1(t) or as disclosed in the Company SEC Documents, no director, officer, "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Exchange Act) of the Company or any of its Subsidiaries (i) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company or any of its Subsidiaries, or (ii) is otherwise a party to any contract, arrangement or understanding with the Company or any of its Subsidiaries.

     (u) Indebtedness.   Except as set forth on Schedule 4.1(u) hereto or in
the Company's audited financial statements as of December 31, 1996, on the date hereof neither the Company nor any of its Subsidiaries has any outstanding indebtedness for borrowed money or representing the deferred purchase price of property or services or similar liabilities or obligations, including any guarantee in respect thereof ("Indebtedness"), or is a party to any agreement, arrangement or understanding providing for the creation, incurrence or assumption thereof.

     (v) Liens. Neither the Company nor any of its Subsidiaries has granted, created, or suffered to exist with respect to any of its assets, any mortgage, pledge, charge, hypothecation, collateral assignment, lien (statutory or otherwise), encumbrance or security agreement of any kind or nature whatsoever, except (1) those described in the Company SEC Documents, (2) those reflected or reserved against in the audited balance sheet of the Company dated as of December 31, 1996, and (3) to the extent that such could not reasonably be expected to have a Material Adverse Effect on the Company, (A) taxes and general and special assessments not in default and payable without penalty and interest, (B) mechanics and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not delinquent, (C) any zoning, building, and land use regulation imposed by any Governmental Entity, and (D) any covenant, restriction, or easement expressly set forth in the title documents governing real property of the Company or any of its Subsidiaries and filed with the appropriate Governmental Entity.

     (w) Customers and Suppliers. Schedule 4.1(w) sets forth (a) a list of the ten largest customers of the Company and its Subsidiaries based on sales during the fiscal year ended

December 31, 1996, showing the approximate total sales to each such customer during such fiscal year and (b) a list of the ten largest suppliers of the Company and its Subsidiaries based on purchases during the fiscal year ended December 31, 1996, showing the approximate total purchases from each such supplier during such fiscal year. Except as described on Schedule 4.1(w), to the Company's knowledge there has not been any adverse change in the business relationship of the Company or any Subsidiary of the Company with any customer or supplier named in Schedule 4.1(w) which could reasonably be expected to have a Material Adverse Change on the Company.

     4.2 Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

     (a) Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation and in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify could not have a Material Adverse Effect with respect to Parent. Parent and Sub have heretofore made available to the Company complete and correct copies of their respective Certificates of Incorporation and Bylaws.

     (b) Authority; No Violations; Consents and Approvals.

        (i) Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding obligation of Parent and Sub enforceable in accordance with its terms and conditions except that the enforcement hereof may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

           (ii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of Parent and Sub will not result in any Violation pursuant to any provision of the respective Articles or Certificates of Incorporation or Bylaws of Parent or Sub or, except as to which requisite waivers or consents have been obtained and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (iii) of this
      Section 4.2(b) are duly and timely obtained or made, and, if required, the Company Stockholder Approval has been obtained, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Sub or their respective properties or assets, which could have a Material Adverse Effect with respect to Parent.

           (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by each of Parent and Sub or the consummation by each of Parent or Sub of the transactions contemplated hereby, except for: (A) filings under the HSR Act; (B) the filing with the SEC of (x) the

      Schedule 14D-1 in connection with the commencement and consummation of the Offer and (y) such reports under and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (D) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws;
      (E) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation; (F) such filings in connection with any Gains and Transfer Taxes; and (G) such other such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval necessitated by the Merger or the transactions contemplated by this Agreement.

            (c) Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the
Schedule 14D-9 will, at the time the Schedule 14D-9 is filed with the SEC, and at any time it is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event with respect to Parent or Sub, or with respect to information supplied by Parent or Sub for inclusion in the Schedule 14D-9 or the Proxy Statement, shall occur which is required to be described in an amendment of, or a supplement to, any of such documents, such event shall be so described to the Company.

     (d) Board Recommendation. The Board of Directors of the Parent, at a meeting duly called and held, has by the vote of those directors present determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are fair to and in the best interests of Parent and has approved the same.

     (e) Financing. Parent and Sub have delivered to the Company a true and complete copy of (i) a letter of commitment obtained by Parent from Credit Suisse First Boston to provide debt financing for the transactions contemplated hereby pursuant to a senior credit facility; (ii) a letter of commitment obtained by Parent from Credit Suisse First Boston with respect to senior subordinated debt financing for the transactions contemplated hereby pursuant to the sale by Parent of senior subordinated notes; (iii) a letter of commitment obtained by Hedstrom Holdings, Inc., the sole stockholder of Parent ("Holdings"), from Credit Suisse First Boston with respect to senior debt financing for the transactions contemplated hereby pursuant to the sale by Holdings of senior notes; and (iv) from Hicks Muse Equity Fund II, L.P. to provide certain equity financing pursuant to the sale by Holdings of shares of its common stock (collectively, the "Financing Commitments"). Executed copies of the Financing Commitments are attached hereto as Exhibit 4.2(e). Assuming that the financing contemplated by the Financing Commitments is consummated in accordance with the terms thereof, the funds to be borrowed and/or provided thereunder by Parent and Holdings will provide sufficient funds to pay the Offer Consideration, the Merger Consideration and all related fees and expenses. As of the date of this Agreement, Parent is not aware of any facts or circumstances that create a reasonable basis for Parent to believe that Parent and Holdings will not be able to obtain financing in accordance with the terms of the Financing Commitments. Parent agrees to promptly notify the Company if the statements in the immediately preceding sentence are no longer true and correct. Parent and Sub agree with the Company that they will not waive, release, modify, rescind, terminate or otherwise amend any of the material terms or conditions in the commitment letters referred to in this Section 4.2(e), without the prior written consent of the Company.


                                  ARTICLE V
                  COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to the Company and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that Parent shall otherwise consent in writing):

     (a) Ordinary Course. Each of the Company and its Subsidiaries shall carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and shall use all reasonable efforts to preserve intact its present business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it.

     (b) Dividends; Changes in Stock. The Company shall not, nor shall it permit any of its Subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) repurchase or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock, except (A) as contemplated by Section 3.5 of this Agreement and
(B) as required by the terms of its securities outstanding or any employee benefit plan in effect on the date hereof.

     (c) Issuance of Securities. The Company shall not, nor shall it permit any of its Subsidiaries to, (i) grant any options, warrants or rights, to purchase shares of Company Common

Stock, (ii) except as contemplated by Section 3.5 of this Agreement, amend the terms of or reprice any Option or amend the terms of any of the Stock Option Plans, or (iii) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities, other than the issuance of Shares upon the exercise of Options or Warrants that are outstanding on the date hereof.

     (d) Governing Documents. The Company shall not amend or propose to amend its Certificate of Incorporation or Bylaws.

     (e) No Solicitation. From and after the date hereof until the termination of this Agreement, neither the Company or any of its Subsidiaries, nor any of their respective officers, directors, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys and accountants being referred to herein, collectively, as "Representatives"), will, and the Company will use its reasonable best efforts to cause the employees of the Company and its Subsidiaries not to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or for the purpose of obtaining an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, and neither the Company nor any of its Subsidiaries will authorize or permit any of its Representatives to take any such action, and the Company shall notify Parent orally (within one business day) and in writing (as promptly as practicable) of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its Subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall deliver to Parent a copy of such inquiry or proposal as promptly as practicable; provided, however, that nothing contained in this
Section 5.1(e) shall prohibit the Board of Directors of the Company from:

           (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide Acquisition Proposal (provided that such person or entity has the necessary funds or commitments to provide the funds to effect such Acquisition Proposal; provided further, however, that the Company shall have two business days from the date it receives such Acquisition Proposal to determine whether such person or entity has such funds or commitments) if, and only to the extent that, (A) the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that such action is advisable for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law, (B) prior to taking such action, the Company (x) provides reasonable prior notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (C) the Company shall , to the extent consistent with the Board of Directors fiduciary duties to stockholders under applicable law, promptly and continuously advise Parent as to all of the relevant details relating to, and all material aspects, of any such discussions or negotiations;

           (ii) failing to make or reaffirm, withdrawing, adversely modifying or taking a public position materially inconsistent with its recommendation referred to in Section 4.1(r) (which may include making any statement required by Rule 14e-2 under the Exchange Act) if there exists an Acquisition Proposal and the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is advisable for the Board of Directors of the Company to comply with its fiduciary duties to holders of Shares under applicable law; or

           (iii) making a "stop-look-and-listen" communication with respect to an Acquisition Proposal, the Offer or this Agreement of the nature contemplated in, and otherwise in compliance with, Rule 14d-9 under the Exchange Act as a result of receiving an Acquisition Proposal.

For purposes of this Agreement, "Acquisition Proposal" shall mean any of the following (other than the transactions among the Company, Parent and Sub contemplated hereunder) involving the Company or any of its Subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets (computed based on the fair market value of such assets as determined by the Board of Directors of the Company in good faith) of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or
(iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

           (f) No Acquisitions. The Company shall not, nor shall it permit any of its Subsidiaries to: (i) merge or consolidate with, or acquire any equity interest in, any corporation, partnership, association or other business organization, or enter into an agreement with respect thereto or (ii) acquire or agree to acquire any assets of any corporation, partnership, association or other business organization or division thereof, except for the purchase of inventory and supplies in the ordinary course of business or the acquisition by the Company or any Subsidiary of equity interests in any customer or supplier of the Company in satisfaction of outstanding claims against such party in bankruptcy proceedings consistent with past practice.

            (g) No Dispositions. Other than sales of inventory or sales or returns of obselete or surplus equipment in the ordinary course of business consistent with past practice, the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets (including, without limitation, any capital stock or other ownership interest of any Subsidiary of the Company).

            (h) Governmental Filings. The Company shall promptly provide Parent (or its counsel) with copies of all filings made by the Company with the SEC or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

            (i) No Dissolution, Etc. The Company shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries.

            (j) Other Actions.

                (i) Except as expressly permitted by the terms of this Agreement, the Company will not knowingly or intentionally take or agree or commit to take, nor will it permit any of its Subsidiaries to take or agree or commit to take, any action that is reasonably likely to result in any of the Company's representations or warranties hereunder being untrue in any material respect or in any of the Company's covenants hereunder or any of the conditions to the Merger not being satisfied in all material respects.

                (ii) Parent will not knowingly or intentionally take or agree or commit to take, nor will it permit Holdings or any of the Subsidiaries of Parent to take or agree or commit to take, any action to prohibit or prevent the financing sources of Parent and Holdings from providing the debt and equity financing contemplated by the Financing Commitments.

                (k) Certain Employee Matters. The Company and its Subsidiaries shall not (without the prior written consent of Parent): (i) grant any increases in the compensation of any of its directors, officers or key employees; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated to be paid prior to the Effective Time by any of the existing Benefit Plans or Employee Arrangements as in effect on the date hereof to any such director, officer or key employee, whether past or present; (iii) enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director, officer or key employee; or (iv) except as may be required to comply with applicable law, become obligated under any new Benefit Plan or Employee Arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder.

                (l) Indebtedness; Agreements.

                   (i) Except for indebtedness incurred by the Company from time to time for working capital purposes in the ordinary course of business under that certain Second Amended and Restated Credit Agreement, dated as of December 14, 1995 among the Company, the financial institutions party thereto and the First National Bank of Chicago, as agent (the "Company Credit Agreement"), indebtedness incurred to fund capital expenditures permitted under Section 5.1(n) of this Agreement and entering into leases for personal property in the ordinary course of business consistent with



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

      past practice, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the prior written consent of Parent (which shall not be unreasonably withheld), assume or incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or enter into any lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of the Company or any of its Subsidiaries in connection with any indebtedness thereof, or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person.

           (ii) Without the prior written consent of Parent (which shall not be unreasonably withheld), the Company shall not, nor shall the Company permit any of its Subsidiaries to, (A) enter into any contracts involving aggregate annual payments in excess of $250,000, except for license agreements entered into in the ordinary course of the Company's business consistent with past practice, or (b) modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any Material Contract in any manner that is material and adverse to the Company or the respective Subsidiary of the Company party thereto.

           (m) Accounting. The Company shall not take any action, other than in the ordinary course of business, consistent with past practice or as required by the SEC or by law, with respect to accounting policies, procedures and practices.

           (n) Capital Expenditures. Except for the capital expenditures set forth on Schedule 5.1(n), the Company and its Subsidiaries shall not incur any capital expenditures in excess of $100,000.

                                 ARTICLE VI
                            ADDITIONAL AGREEMENTS

     6.1 Preparation of the Proxy Statement; Company Stockholders Meeting; Merger without a Company Stockholders Meeting.

     (a) The Company and Parent will, as soon as practicable following the acceptance for payment of and payment for shares of the Company Common Stock by Sub in the Offer, prepare and file the Proxy Statement with the SEC. The Company will use all commercially reasonable efforts to respond to all SEC comments with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the Company's stockholders at the earliest practicable date.

     (b) The Company will, as soon as practicable following the acceptance for payment of and payment for shares of the Company Common Stock by Sub in the Offer, duly call, give notice of, convene and hold a meeting of the Company's stockholders for the purpose of approving this Agreement and the transactions contemplated hereby. At such stockholders meeting, Parent shall cause all of the shares of Company Common Stock then owned by Parent and Sub to be voted in favor of the Merger.

     (c) Notwithstanding the foregoing clauses (a) and (b), in the event that Parent and Sub shall acquire at least 90% of the outstanding shares of Company Common Stock in the Offer, the parties hereto agree, at the request of Sub, to take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the expiration of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

     (d) Sub shall promptly submit this Agreement and the transactions contemplated hereby for approval and adoption by Parent, as its sole stockholder, by written consent.

     6.2 Access to Information. Upon reasonable notice, each of the Company or Parent, as the case may be, shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other party (including, in the case of Parent and Sub, potential financing sources and their employees, accountants, counsel and other representatives), access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, such party shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party, (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to SEC requirements and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. The Confidentiality Agreement, dated as of December 10, 1996, between Parent and the Company (the "Confidentiality Agreement") shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby.

     6.3 [Intentionally Omitted].

     6.4 Fees and Expenses. (a)  Except as otherwise provided in this Section
6.4 and except with respect to claims for damages incurred as a result of the breach of this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) The Company agrees to pay Parent or Parent's designee a fee in immediately available funds equal to $3,000,000 upon the termination of this Agreement under Section 8.1(d) or Section 8.1(e), if any of the events set forth in either clause (i) or clause (ii) below occurs (each, a "Trigger Event"):

           (i) the Board of Directors of the Company shall have (A) withdrawn or adversely modified, or taken a public position materially inconsistent with, its approval or recommendation of the Offer, the Merger, this Agreement or the Stockholders Agreement, or (B) failed to reaffirm its approval or recommendation of the Offer, the Merger and this Agreement under the circumstances set forth in Section 8.1(e); provided that a Company action permitted by Section 5.1(e)(iii) hereof shall not, by itself, constitute a Trigger Event; or

           (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an agreement (other than a confidentiality agreement as contemplated by Section 5.1(e)) with respect to an Acquisition Proposal.

            (c) Parent agrees to pay to the Company a fee in immediately available funds equal to $3,000,000 upon the termination of this Agreement under
Section 8.1(f) in the event that the Offer expires or is withdrawn, abandoned or terminated if the sole reason for such expiration, withdrawal, abandonment or termination is the failure of the condition described in item (iii) on Exhibit A hereto.

            (d) Any amounts due under this Section 6.4 that are not paid when due shall bear interest at the prime rate from the date due through and including the date paid.

            6.5 Brokers or Finders. (a) The Company represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finders fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except the Financial Advisor, whose fees and expenses will be paid by the Company in accordance with the Company's agreements with such firm (copies of which have been delivered by the Company to Parent prior to the date of this Agreement).

     (b) Parent represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finders fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except for Hicks, Muse, Tate & Furst Incorporated, whose fees and expenses will be paid by Parent in accordance with the Parent's agreements with such firm (copies of which have been made available to the Company prior to the date of this Agreement).

     6.6 Indemnification; Directors' and Officers' Insurance. (a) The Company shall, and from and after the Effective Time, the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director, employee or agent of the Company or any of its Subsidiaries(the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries whether pertaining to any matter existing or occurring at or prior to the Effective Time or any acts or omissions occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be (and the Company and the Surviving Corporation, as the case may be, shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain the Company's regularly engaged independent legal counsel or counsel satisfactory to them and reasonably satisfactory to the Company (or them and reasonably satisfactory to the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable best efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent which consent shall not unreasonably be withheld. Any Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (or after the Effective Time, the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have under this Section 6.6 except to the extent such failure materially prejudices such party's position with respect to such claims), and shall deliver to the Company (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and the Company or the Surviving Corporation, as the case may be) may be retained by the Indemnified Parties at the cost and expense of the Company (or Surviving Corporation). The Company and Sub agree that the foregoing rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities. Furthermore, the provisions with respect to indemnification set forth in the certificate of incorporation of the Surviving Corporation shall not be amended for a period of six years following the Effective Time if such amendment would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time.

     (b) Parent and Sub hereby unconditionally waive and release the Indemnified Parties from and agrees to indemnify, defend and hold harmless the Indemnified Parties from and against any and all claims, demands, causes of action, liabilities, costs or expenses, whether arising under contract, statute, common law or otherwise, with respect to environmental matters (including without limitation any of the foregoing arising under CERCLA or any other Environmental Laws).

     (c) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time including the transactions contemplated by this Agreement, provided that Parent shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount. The last annual premium paid by the Company was $85,000.

     (d) The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his personal representatives and shall be binding on all successors and assigns of Sub, the Company and the Surviving Corporation.

     6.7 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, under applicable laws and regulations or otherwise, to consummate and make effective the transactions contemplated by this Agreement and the Stockholders Agreement, subject, as applicable, to the Company Stockholder Approval, including cooperating fully with the other party, including by provision of information and making of all necessary filings in connection with, among other things, approvals under the HSR Act. The Company will use its reasonable efforts to assist Parent, at Parent's expense, in obtaining any consent from third parties necessary to allow the Company to continue operating its business as presently conducted as a result of the consummation of the transactions contemplated hereby. In case at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action. Without limiting the generality of the foregoing, the Company agrees to cooperate with Parent's and Sub's efforts to secure the financing contemplated by the Financing Commitments, such cooperation to include providing such information to Parent's and Sub's financing sources as Parent or Sub may reasonably request and making available to such financing sources senior officers and such other employees of the Company as Parent and Sub may reasonably request to assist in the preparation of one or more offering documents and other appropriate marketing materials and to otherwise participate in such marketing and sales efforts relating to the Financing Commitments as Parent and Sub may reasonably request upon reasonable notice and consistent with such officers' and employees' other business responsibilities to the Company; provided, that the Company shall incur no liability hereunder as a result of any participation by any officer or employee in such financing efforts.

     6.8 Conduct of Business of Sub. During the period of time from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

     6.9 Publicity. The parties will consult with each other and will mutually agree upon any press release or public announcement pertaining to the Offer and the Merger and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable law, in which case the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

     6.10 Withholding Rights. Sub and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Sub or the Surviving Corporation, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Sub or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Sub or the Surviving Corporation, as applicable.

     6.11 Continuation of Employee Benefits. Until at least December 31, 1997, Parent shall maintain or cause to be maintained employee benefits and programs for retirees, directors, officers and employees of the Company and its Subsidiaries that are no less favorable in the aggregate than those set forth on Schedule 4.1(i) taking into account that the Company will be a private company without stock options and the like; provided, however, that Parent shall not be obligated to continue (i) the Company's Nonqualified Deferred Compensation Plan and the Company agrees that it shall cause such plan to be terminated prior to the consummation of the Offer or (ii) any individual employment agreement. On or after January 1, 1998, the retirees, directors, officers and employees of the Company and its Subsidiaries shall be eligible for employee benefits, plans and programs (including but not limited to incentive compensation, deferred compensation, pension, life insurance, medical, profit sharing (including 401(k)), severance salary continuation and fringe benefits) which are no less favorable in the aggregate than those generally available to similarly situated retirees, directors, officers and employees of the Parent and its significant Subsidiaries. For purposes of eligibility to participate in and vesting in all benefits provided to retirees, directors, officers and employees, the retirees, directors, officers and employees of the Company and its Subsidiaries will be credited with their years of service with prior employers to the extent service with prior employers is taken into account under plans of the Company. Upon termination of any medical plan of the Company, individuals who were directors, officers or employees of the Company or its Subsidiaries at the Effective Time shall become eligible to participate in the medical plan of Parent, provided that no condition that was eligible for coverage under any medical plan of the Company at the time of such termination shall be excluded from coverage under the medical plan of Parent as a pre-existing condition. Amounts paid before the Effective Time by retirees, directors, officers and employees of the Company under any medical plans of the Company shall after the Effective Time be taken into account in applying deductible and out-of-pocket limits applicable under the medical plan of Parent provided as of the Effective Time to the same extent as if such amounts had been paid under such medical plan of Parent.


                                 ARTICLE VII
                            CONDITIONS PRECEDENT

     7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon if such vote is required by applicable law; provided that the Parent and Sub shall vote all Shares purchased pursuant to the Offer or the Stockholders Agreement in favor of the Merger.

     (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Sub or the Surviving Corporation in connection therewith.

     (c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated.

     (d) Statutes. No statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or governmental agency or authority which prohibits the consummation of the Merger.

     (e) Payment for Shares. Sub shall have accepted for payment and paid for the shares of Company Common Stock tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own, at consummation of the Offer, a majority of the outstanding shares of the Company Common Stock on a fully diluted basis; provided that this condition shall be deemed to have been satisfied if Sub fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms and conditions of the Offer.

     7.2 Conditions to Obligation of Parent and Sub. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by Parent and Sub:

     (a) Financing. Holdings and Parent shall have received the debt and equity financing for the transactions contemplated hereby on terms substantially as outlined in the Financing Commitments.

     (b) Dissenting Shares. No more than ten percent (10%) of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall be Dissenting Shares.


                                ARTICLE VIII
                          TERMINATION AND AMENDMENT

     8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or by Parent:

     (a) by mutual written consent of the Company and Parent, or by mutual action of their respective Boards of Directors;





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

     (b) by either the Company or Parent (i) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Offer or the Merger shall have become final and non-appealable, or (ii) so long as such party is not then in material breach of its obligations hereunder, if there has been a breach of any representation, warranty, covenant or agreement (determined without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) on the part of the other set forth in this Agreement which breach (other than a breach of any covenant or agreement set forth in Article I, Section 4.2(e) or Section 5.1(e)) has not been cured within ten calendar days following receipt by the breaching party of notice of such breach, unless such breach could not, individually or in the aggregate with other breaches, be reasonably expected to
(A) have a Material Adverse Effect on the Company or (B) materially adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby;

     (c) by either the Company or Parent, so long as such party is not then in material breach of its obligations hereunder, if the Merger shall not have been consummated on or before the 135th calendar day following the consummation of the Offer; provided, that the right to terminate this Agreement under this
Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

     (d) by Parent in the event that a Trigger Event has occurred under Section 6.4(b) prior to the consummation of the Offer;

     (e) by Parent in the event an Acquisition Proposal has been made to the Company prior to the expiration of the Offer and the Company shall fail to publicly reaffirm its approval or recommendation of the Offer, the Merger, this Agreement and the Stockholders Agreement on or before the earlier to occur of
(i) the tenth business day following the date on which such



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


Acquisition Proposal shall have been made or (ii) the third business day prior to the latest possible expiration date of the Offer hereunder;

     (f) by either the Company or Parent, if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any condition set forth in Exhibit A hereto;

     (g) by the Company, if the Offer shall have expired or shall have been withdrawn, abandoned or terminated without any shares of Company Common Stock being purchased by Sub thereunder on or prior to the 60th calendar day after the date of commencement of the Offer pursuant to Section 1.2 hereof;

     (h) by the Company, if (i) the Board of Directors of the Company shall take any of the actions permitted by Section 5.1(e)(ii) of this Agreement and
(ii) the Company shall have paid a termination fee to Parent or Parent's designee in the amount of $3,000,000; provided, however, that if the excess of
(A) the sum of (1) the average balance of the Company's cash on hand for the ten day period preceding the date the Company seeks to terminate this Agreement under this paragraph (h) plus (2) the average available capacity under the Company Credit Agreement (as defined in Section 5.1(l)) over the ten day period preceding the date the Company wishes to terminate this Agreement under this paragraph (h) over (B) $2,000,000 (such excess being referred to hereinafter as the "Available Cash"), is less than $3,000,000, then in lieu of having paid the $3,000,000 termination fee, the Company shall have (x) paid the entire amount of the Available Cash to Parent or Parent's designee and (y) delivered to Parent a written commitment by the Company (in a form satisfactory to Parent), unconditionally guaranteed by a financially responsible and reputable entity (as determined by Parent in its sole discretion), acknowledging the Company's obligation to pay the difference between the $3,000,000 termination fee and the amount of Available Cash paid by the Company to Parent or Parent's designee in connection with the termination of this Agreement (together with interest at the prime rate accruing from the date on which payment of the termination fee contemplated by this paragraph (h) would have been due and payable) on the earlier of (i) such date as the Company shall have additional Available Cash sufficient to pay such difference, (ii) the closing of the tender offer relating to the Acquisition Proposal with respect to which the Company terminated this Agreement (the "Competing Offer"), (iii) the expiration of the Competing Offer, or (iv) the date which is 60 calendar days after the date on which the Offer was commenced; or

     (i) by the Company if Sub shall not have commenced the Offer within 10 business days after the execution and delivery of this Agreement by Parent and Sub.

     8.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective affiliates, officers, directors or shareholders except (i) with respect to this Section 8.2, the second sentence of Section 6.2, and Section 6.4, and (ii) that no such termination shall relieve any party from liability for a material breach hereof. In addition, in the event that this Agreement is validly terminated, Parent and Sub agree that, immediately following such termination (and, in the event Parent is entitled to be paid a fee in connection with such termination pursuant to Section 6.4(b) or Section 8.1(h) hereof, immediately following receipt by Parent of such fee) Parent and Sub shall terminate the Offer and not purchase any Shares pursuant to the Offer or otherwise, and Parent further agrees that following such termination, it shall continue to be bound by all of the terms and conditions contained in the Confidentiality Agreement dated December 10, 1996 between Parent and the Company.

     8.3 Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of Parent, Sub and the Company at any time prior to the Effective Date with respect to any of the terms contained herein; provided, however, that, after the consummation of the Offer, no term or condition contained in this Agreement shall be amended or modified in any manner adverse to the holders of the Company Common Stock (including, without limitation, by reducing the amount of or changing the form of the Merger Consideration).

     8.4 Extension; Waiver. Subject to Section 1.4(b), at any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and
(iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that, after the consummation of the Offer, no term or condition contained in this Agreement shall be amended, modified or waived in any manner adverse to the holders of the Company Common Stock. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.


                                 ARTICLE IX
                             GENERAL PROVISIONS

     9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the acceptance for payment of, and the payment for the Shares by Sub in the Offer or the expiration of the Offer. None of the covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the covenants and agreements contained in Article III, Section
6.6 and Section 6.11 hereof and any other covenant or agreement that contemplates performance after the Effective Date. The

Confidentiality Agreement shall survive the execution and delivery of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

     9.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

     (a) if to Parent or Sub, to:

         Hedstrom Corporation
         300 Corporate Center Drive, Suite 110
         Coraopolis, Pennsylvania  15108
         Attn:  David Crowley
         Telephone:  (412) 269-9530
         Telecopy:   (412) 269-9655

     with copies to:

         Hicks, Muse, Tate & Furst Incorporated
         1325 Avenue of the Americas, 25th Floor
         New York, New York  10019
         Attn:  Alan B. Menkes
         Telephone:  (212) 424-1400
         Telecopy:   (212) 424-1450

         Hicks, Muse, Tate & Furst Incorporated
         200 Crescent Court, Suite 1600
         Dallas, Texas 75201
         Attn:  Lawrence D. Stuart, Jr.
         Telephone:  (214) 740-7300
         Telecopy:   (214) 740-7313

         Weil, Gotshal & Manges LLP
         100 Crescent Court
         Suite 1300
         Dallas, Texas  75201-6950
         Attn:  Glenn D. West
         Telephone:  (214) 746-7738
         Telecopy:   (214) 746-7777



     (b) if to the Company, to:

         ERO, Inc.
         585 Slawin Court
         Mount Prospect, Illinois
         Attn:  Mark Renfree
         Telephone:  (847) 803-9200
         Telecopy:   (847) 803-1971

     with a copy to:

         Kirkland & Ellis
         200 East Randolph Drive
         Chicago, Illinois  60601
         Attention:  H. Kurt von Moltke
         Telephone:  (312) 861-2000
         Telecopy:   (312) 861-2200

     9.3 Interpretation. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (together with the Confidentiality Agreement, the Stockholders Agreement and any other documents and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as provided in Section 6.6, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     9.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder (i) to any newly-formed direct wholly-owned Subsidiary of Parent or Sub or (ii) in the form of a collateral assignment to any institutional lender who provides funds to Purchaser for the consummation of the transactions contemplated hereby.
Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                        PARENT:

                                        HEDSTROM CORPORATION



                                        By:_____________________________
                                        Name:___________________________
                                        Title:__________________________


                                        SUB:

                                        HC ACQUISITION CORP.



                                        By:_____________________________
                                        Name:___________________________
                                        Title:__________________________




                                        COMPANY:

                                        ERO, INC.



                                        By:_____________________________
                                        Name:___________________________
                                        Title:__________________________

                                                                      EXHIBIT A


     The capitalized terms used in this Exhibit A shall have the respective meanings given to such terms in the Agreement and Plan of Merger, dated as of April 10, 1997 (the "Merger Agreement"), by and among Hedstrom Corporation, a Delaware corporation ("Parent"), HC Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Sub"), and ERO, Inc., a Delaware corporation (the "Company"), to which this Exhibit A is attached.


                           CONDITIONS TO THE OFFER

     Notwithstanding any other provision of the Offer, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for), if (i) there have not been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes a majority of the Shares outstanding on a fully-diluted basis on the date of purchase ("on a fully-diluted basis" having the following meaning, as of any date: the number of Shares outstanding, together with Shares the Company may be required, now or in the future, to issue pursuant to options, warrants, or other obligations outstanding at that date); (ii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; (iii) the debt financing sources for Parent and Holdings shall not have provided the applicable debt financing to Parent and Holdings pursuant to the Financing Commitments; or (iv) at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the following events shall have occurred:

           (A) there shall be pending, as of the expiration of the Offer or at any time thereafter, any litigation that seeks to (1) challenge the acquisition by Parent, Sub or any of their respective affiliates or Subsidiaries of Shares pursuant to the Offer or restrain, prohibit or delay the making or consummation of the Offer or the Merger, (2) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (3) impose limitations on the ability of Parent, Sub, or any of their respective affiliates or Subsidiaries effectively to acquire or hold, or to require Parent, Sub, the Company or any of their respective affiliates or Subsidiaries to dispose of or hold separate, any material portion of their assets or business, (4) impose material limitations on the ability of Parent, Sub, the Company or any of their respective affiliates or Subsidiaries to continue to conduct, own or operate, as heretofore conducted, owned or operated, all or any material portion of their businesses or assets; (5) impose or result in material limitations on the ability of Parent, Sub or any of their respective affiliates or Subsidiaries to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company; or (6) prohibit or restrict in a material manner the financing of the Offer;

           (B) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, any Law, or there shall have been issued any decree, order or injunction, that results in any of the consequences referred to in subsection (A) above;

           (C) except as set forth on Exhibit D or Schedule 4.1(j) to the Merger Agreement, any event or events shall have occurred that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company;

           (D) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of 48 hours, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
      (3) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States,
      (4) any limitations (whether or not mandatory) imposed by any governmental authority on the nature or extension of credit or further extension of credit by banks or other lending institutions, or
      (5) in the case of clauses (3) and (4) of this paragraph (D), a material acceleration or worsening thereof;

           (E) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) shall not be true and correct in all respects as of the date of consummation of the Offer as though made on and as of such date except (1) for changes specifically permitted by the Merger Agreement, (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and (3) for breaches or inaccuracies which, individually or in the aggregate, could not reasonably be expected to (a) have a Material Adverse Effect on the Company or (b) materially adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby;

           (F)  the obligations of the Company contained in the Merger
      Agreement (without giving effect to any "Material Adverse Effect", "materiality" or similar qualifications contained therein) to be performed at or prior to the consummation of the Offer shall not have been performed or complied with in all respects by the Company prior to the consummation of the Offer except for failures to perform or comply which, individually or in the aggregate, could not reasonably be expected to (a) have a Material Adverse Effect on the Company or (b) materially adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby;

           (G) the Merger Agreement shall have been terminated in accordance with its terms;

           (H) prior to the purchase of Shares pursuant to the Offer, an Acquisition Proposal for the Company exists and the Board shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Sub its recommendation of the Offer, the Merger Agreement or the Merger; or

           (I) it shall have been publicly disclosed or Parent or Sub shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act, other than Parent or its affiliates or Subsidiaries, or any group of which any of such persons or entities is a member, or any party to the Stockholders Agreement, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 20% of any class or series of capital stock of the Company (including, without limitation, the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant (conditional or otherwise) to acquire beneficial ownership of more than 20% of any class or series of capital stock of the Company (including, without limitation, the Shares).

           The foregoing conditions are for the sole benefit of Sub and its affiliates and may be asserted by Sub regardless of the circumstances (including, without limitation, any action or inaction by Sub or any of its affiliates) giving rise to any such condition or may be waived by Sub, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Agreement. The failure by Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any determination by Sub concerning any of the events described herein shall be final and binding.

                                  EXHIBIT B





                            AMENDED AND RESTATED
                        CERTIFICATE OF INCORPORATION
                                     OF
                                   TARGET
                          (A Delaware Corporation)

     FIRST:  The name of the Corporation is "_________________".

     SECOND: The registered office of the Corporation in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

     THIRD: The purpose for which the Corporation is organized is to engage in any and all lawful acts and activity for which corporations may be organized under the General Corporation Law of Delaware. The Corporation will have perpetual existence.

     FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares, par value $0.01 per share, designated Common Stock.

     FIFTH: Directors of the Corporation need not be elected by written ballot unless the bylaws of the Corporation otherwise provide.

     SIXTH: The directors of the Corporation shall have the power to adopt, amend, and repeal the bylaws of the Corporation.

     SEVENTH: No contract or transaction between the Corporation and one or more of its directors, officers, or stockholders or between the Corporation and any person (as used herein "person" means other corporation, partnership, association, firm, trust, joint venture, political subdivision, or instrumentality) or other organization in which one or more of its directors, officers, or stockholders are directors, officers, or stockholders, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because his, her, or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the

Corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

     EIGHTH: The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the General Corporation Law of Delaware, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Eighth is in effect. Any repeal or amendment of this Article Eighth shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Eighth. Such right shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the General Corporation Law of Delaware, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the General Corporation Law of Delaware, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise.

     The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

     As used herein, the term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

     NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article Ninth by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Ninth, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the General Corporation Law of Delaware.

     TENTH: The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of Delaware.

                                 EXHIBIT  C




                            AMENDED AND RESTATED

                                   BYLAWS


                                     OF


                                   TARGET


                           A Delaware Corporation

                            ARTICLE ONE:  OFFICES


1.1  Registered Office and Agent                                        1
1.2  Other Offices                                                      1



                   ARTICLE TWO:  MEETINGS OF STOCKHOLDERS


2.1   Annual Meeting                                                    1
2.2   Special Meeting                                                   2
2.3   Place of Meetings                                                 2
2.4   Notice                                                            2
2.5   Voting List                                                       2
2.6   Quorum                                                            3
2.7   Required Vote; Withdrawal of Quorum                               3
2.8   Method of Voting; Proxies                                         3
2.9   Record Date                                                       4
2.10  Conduct of Meeting                                                5
2.11  Inspectors                                                        5

                          ARTICLE THREE:  DIRECTORS


3.1   Management                                                        6
3.2   Number; Qualification; Election; Term                             6
3.3   Change in Number                                                  6
3.4   Removal                                                           6
3.5   Vacancies                                                         7
3.6   Meetings of Directors                                             7
3.7   First Meeting                                                     7
3.8   Election of Officers                                              7
3.9   Regular Meetings                                                  7
3.10  Special Meetings                                                  8
3.11  Notice                                                            8
3.12  Quorum; Majority Vote                                             8
3.13  Procedure                                                         8
3.14  Presumption of Assent                                             8
3.15  Compensation                                                      9

                          ARTICLE FOUR:  COMMITTEES


4.1   Designation                                                       9
4.2   Number; Qualification; Term                                       9
4.3   Authority                                                         9
4.4   Committee Changes                                                 9
4.5   Alternate Members of Committees                                   9
4.6   Regular Meetings                                                 10
4.7   Special Meetings                                                 10
4.8   Quorum; Majority Vote                                            10
4.9   Minutes                                                          10
4.10  Compensation                                                     10
4.11  Responsibility                                                   10



                            ARTICLE FIVE:  NOTICE


5.1  Method                                                            11
5.2  Waiver                                                            11


                           ARTICLE SIX:  OFFICERS


6.1   Number; Titles; Term of Office                                   11
6.2   Removal                                                          12
6.3   Vacancies                                                        12
6.4   Authority                                                        12
6.5   Compensation                                                     12
6.6   Chairman of the Board                                            12
6.7   President                                                        12
6.8   Vice Presidents                                                  12
6.9   Treasurer                                                        13
6.10  Assistant Treasurers                                             13
6.11  Secretary                                                        13
6.12  Assistant Secretaries                                            13

                ARTICLE SEVEN:  CERTIFICATES AND SHAREHOLDERS


7.1  Certificates for Shares                                           14
7.2  Replacement of Lost or Destroyed Certificates                     14
7.3  Transfer of Shares                                                14
7.4  Registered Stockholders                                           14
7.5  Regulations                                                       15
7.6  Legends                                                           15

                  ARTICLE EIGHT:  MISCELLANEOUS PROVISIONS


8.1   Dividends                                                        15
8.2   Reserves                                                         15
8.3   Books and Records                                                15
8.4   Fiscal Year                                                      15
8.5   Seal                                                             16
8.6   Resignations                                                     16
8.7   Securities of Other Corporations                                 16
8.8   Telephone Meetings                                               16
8.9   Action Without a Meeting                                         16
8.10  Invalid Provisions                                               17
8.11  Mortgages, etc.                                                  17
8.12  Headings                                                         18
8.13  References                                                       18
8.14  Amendments                                                       18

                            AMENDED AND RESTATED

                                   BYLAWS

                                     OF

                                   TARGET

                           A Delaware Corporation


                                  PREAMBLE

     These bylaws are subject to, and governed by, the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") and the certificate of incorporation (as amended to the date hereof, the "Certificate of Incorporation") of Target, a Delaware corporation (the "Corporation"). In the event of a direct conflict between the provisions of these bylaws and the mandatory provisions of the Delaware General Corporation Law or the provisions of the Certificate of Incorporation of the Corporation, such provisions of the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation, as the case may be, will be controlling.


                            ARTICLE ONE:  OFFICES

     1.1 Registered Office and Agent. The registered office and registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

     1.2 Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or as the business of the Corporation may require.


                   ARTICLE TWO:  MEETINGS OF STOCKHOLDERS

     2.1 Annual Meeting. An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting.

     2.2 Special Meeting. A special meeting of the stockholders may be called at any time by the Chairman of the Board, the President, the board of directors, and shall be called by the President or the Secretary at the request in writing of the stockholders of record of not less than ten percent of all shares entitled to vote at such meeting or as otherwise provided by the certificate of incorporation of the Corporation. A special meeting shall be held on such date and at such time as shall be designated by the person(s) calling the meeting and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. Only such business shall be transacted at a special meeting as may be stated or indicated in the notice of such meeting or in a duly executed waiver of notice of such meeting.

     2.3 Place of Meetings. An annual meeting of stockholders may be held at any place within or without the State of Delaware designated by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting or a duly executed waiver of notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

     2.4 Notice. Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

     2.5 Voting List. At least ten days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares registered in the name of each stockholder. For a period of ten days prior to such meeting, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

     2.6 Quorum. The holders of a majority of the outstanding shares entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the certificate of incorporation of the Corporation, or these bylaws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or, if no stockholder entitled to vote is present, any officer of the Corporation may adjourn the meeting from time to time, without notice other than announcement at the meeting (unless the board of directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

     2.7 Required Vote; Withdrawal of Quorum. When a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of statute, the certificate of incorporation of the Corporation, or these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     2.8 Method of Voting; Proxies. Except as otherwise provided in the certificate of incorporation of the Corporation or by law, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

     2.9 Record Date. (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, for any such determination of stockholders, such date in any case to be not more than 60 days and not less than ten days prior to such meeting nor more than 60 days prior to any other action. If no record date is fixed:

           (i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

           (ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

           (iii) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

     (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by law or these bylaws, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office in the State of Delaware, principal place of business, or such officer or agent shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law or these bylaws, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

     2.10 Conduct of Meeting. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of stockholders.
The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such officer, such officer's duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these bylaws or by some person appointed by the meeting.

     2.11 Inspectors. The board of directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

                          ARTICLE THREE:  DIRECTORS

     3.1 Management. The business and property of the Corporation shall be managed by the board of directors. Subject to the restrictions imposed by law, the certificate of incorporation of the Corporation, or these bylaws, the board of directors may exercise all the powers of the Corporation.

     3.2 Number; Qualification; Election; Term. The number of directors which shall constitute the entire board of directors shall be not less than one. The first board of directors shall consist of the number of directors named in the certificate of incorporation of the Corporation or, if no directors are so named, shall consist of the number of directors elected by the incorporator(s) at an organizational meeting or by unanimous written consent in lieu thereof. Thereafter, within the limits above specified, the number of directors which shall constitute the entire board of directors shall be determined by resolution of the board of directors or by resolution of the stockholders at the annual meeting thereof or at a special meeting thereof called for that purpose. Except as otherwise required by law, the certificate of incorporation of the Corporation, or these bylaws, the directors shall be elected at an annual meeting of stockholders at which a quorum is present. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Each director so chosen shall hold office until the first annual meeting of stockholders held after his election and until his successor is elected and qualified or, if earlier, until his death, resignation, or removal from office. None of the directors need be a stockholder of the Corporation or a resident of the State of Delaware. Each director must have attained the age of majority.

     3.3 Change in Number. No decrease in the number of directors constituting the entire board of directors shall have the effect of shortening the term of any incumbent director.

     3.4 Removal. Except as otherwise provided in the certificate of incorporation of the Corporation or these by-laws, at any meeting of stockholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors; provided, however, that so long as stockholders have the right to cumulate votes in the election of directors pursuant to the certificate of incorporation of the Corporation, if less than the entire board of directors is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors.

     3.5 Vacancies. Vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director, and each director so chosen shall hold office until the first annual meeting of stockholders held after his election and until his successor is elected and qualified or, if earlier, until his death, resignation, or removal from office. If there are no directors in office, an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly-created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly-created directorships or to replace the directors chosen by the directors then in office. Except as otherwise provided in these bylaws, when one or more directors shall resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these bylaws with respect to the filling of other vacancies.

     3.6 Meetings of Directors. The directors may hold their meetings and may have an office and keep the books of the Corporation, except as otherwise provided by statute, in such place or places within or without the State of Delaware as the board of directors may from time to time determine or as shall be specified in the notice of such meeting or duly executed waiver of notice of such meeting.

     3.7 First Meeting. Each newly elected board of directors may hold its first meeting for the purpose of organization and the transaction of business, if a quorum is present, immediately after and at the same place as the annual meeting of stockholders, and no notice of such meeting shall be necessary.

     3.8 Election of Officers. At the first meeting of the board of directors after each annual meeting of stockholders at which a quorum shall be present, the board of directors shall elect the officers of the Corporation.

     3.9 Regular Meetings. Regular meetings of the board of directors shall be held at such times and places as shall be designated from time to time by resolution of the board of directors. Notice of such regular meetings shall not be required.

     3.10 Special Meetings. Special meetings of the board of directors shall be held whenever called by the Chairman of the Board, the President, or any director.

     3.11 Notice. The Secretary shall give notice of each special meeting to each director at least 24 hours before the meeting. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     3.12 Quorum; Majority Vote. At all meetings of the board of directors, a majority of the directors fixed in the manner provided in these bylaws shall constitute a quorum for the transaction of business. If at any meeting of the board of directors there be less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the certificate of incorporation of the Corporation, or these bylaws, the act of a majority of the directors present at a meeting at which a quorum is in attendance shall be the act of the board of directors. At any time that the certificate of incorporation of the Corporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

     3.13 Procedure. At meetings of the board of directors, business shall be transacted in such order as from time to time the board of directors may determine. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of the board of directors. In the absence or inability to act of either such officer, a chairman shall be chosen by the board of directors from among the directors present. The Secretary of the Corporation shall act as the secretary of each meeting of the board of directors unless the board of directors appoints another person to act as secretary of the meeting. The board of directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

     3.14 Presumption of Assent. A director of the Corporation who is present at the meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

     3.15 Compensation. The board of directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, paid to directors for attendance at regular or special meetings of the board of directors or any committee thereof; provided, that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.


                          ARTICLE FOUR:  COMMITTEES

     4.1 Designation. The board of directors may, by resolution adopted by a majority of the entire board of directors, designate one or more committees.

     4.2 Number; Qualification; Term. Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire board of directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire board of directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as director, (ii) his resignation as a committee member or as a director, or (iii) his removal as a committee member or as a director.

     4.3 Authority. Each committee, to the extent expressly provided in the resolution establishing such committee, shall have and may exercise all of the authority of the board of directors in the management of the business and property of the Corporation except to the extent expressly restricted by law, the certificate of incorporation of the Corporation, or these bylaws.

     4.4 Committee Changes. The board of directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

     4.5 Alternate Members of Committees. The board of directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee. If no alternate committee members have been so appointed to a committee or each such alternate committee member is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

     4.6 Regular Meetings. Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

     4.7 Special Meetings. Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least two days before such special meeting. Neither the business to be transacted at, nor the purpose of, any special meeting of any committee need be specified in the notice or waiver of notice of any special meeting.

     4.8 Quorum; Majority Vote. At meetings of any committee, a majority of the number of members designated by the board of directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the certificate of incorporation of the Corporation, or these bylaws.

     4.9 Minutes. Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the board of directors upon the request of the board of directors. The minutes of the proceedings of each committee shall be delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.

     4.10 Compensation. Committee members may, by resolution of the board of directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings or a stated salary.

     4.11 Responsibility. The designation of any committee and the delegation of authority to it shall not operate to relieve the board of directors or any director of any responsibility imposed upon it or such director by law.

                             ARTICLE FIVE:  NOTICE

     5.1 Method. Whenever by statute, the certificate of incorporation of the Corporation, or these bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given (a) in writing, by mail, postage prepaid, addressed to such committee member, director, or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, or telefax). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid.
Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, or telefax shall be deemed to be delivered and given at the time transmitted with all charges prepaid and addressed as aforesaid.

     5.2 Waiver. Whenever any notice is required to be given to any stockholder, director, or committee member of the Corporation by statute, the certificate of incorporation of the Corporation, or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.


                             ARTICLE SIX:  OFFICERS

     6.1 Number; Titles; Term of Office. The officers of the Corporation shall be a President, a Secretary, and such other officers as the board of directors may from time to time elect or appoint, including a Chairman of the Board, one or more Vice Presidents (with each Vice President to have such descriptive title, if any, as the board of directors shall determine), and a Treasurer. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware.

     6.2 Removal. Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

     6.3 Vacancies. Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the board of directors.

     6.4 Authority. Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these bylaws or as may be determined by resolution of the board of directors not inconsistent with these bylaws.

     6.5 Compensation. The compensation, if any, of officers and agents shall be fixed from time to time by the board of directors; provided, however, that the board of directors may delegate the power to determine the compensation of any officer and agent (other than the officer to whom such power is delegated) to the Chairman of the Board or the President.

     6.6 Chairman of the Board. The Chairman of the Board, if elected by the board of directors, shall have such powers and duties as may be prescribed by the board of directors. Such officer shall preside at all meetings of the stockholders and of the board of directors. Such officer may sign all certificates for shares of stock of the Corporation.

     6.7 President. The President shall be the chief executive officer of the Corporation and, subject to the board of directors, he shall have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. If the board of directors has not elected a Chairman of the Board or in the absence or inability to act of the Chairman of the Board, the President shall exercise all of the powers and discharge all of the duties of the Chairman of the Board. As between the Corporation and third parties, any action taken by the President in the performance of the duties of the Chairman of the Board shall be conclusive evidence that there is no Chairman of the Board or that the Chairman of the Board is absent or unable to act.

     6.8 Vice Presidents. Each Vice President shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President, and (in order of their seniority as determined by the board of directors or, in the absence of such determination, as determined by the length of time they have held the office of Vice President) shall exercise the powers of the President during that officer's absence or inability to act. As between the Corporation and third parties, any action taken by a Vice President in the performance of the duties of the President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

     6.9 Treasurer. The Treasurer shall have custody of the Corporation's funds and securities, shall keep full and accurate account of receipts and disbursements, shall deposit all monies and valuable effects in the name and to the credit of the Corporation in such depository or depositories as may be designated by the board of directors, and shall perform such other duties as may be prescribed by the board of directors, the Chairman of the Board, or the President.

     6.10 Assistant Treasurers. Each Assistant Treasurer shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Treasurers (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Treasurer) shall exercise the powers of the Treasurer during that officer's absence or inability to act.

     6.11 Secretary. Except as otherwise provided in these bylaws, the Secretary shall keep the minutes of all meetings of the board of directors and of the stockholders in books provided for that purpose, and he shall attend to the giving and service of all notices. He may sign with the Chairman of the Board or the President, in the name of the Corporation, all contracts of the Corporation and affix the seal of the Corporation thereto. He may sign with the Chairman of the Board or the President all certificates for shares of stock of the Corporation, and he shall have charge of the certificate books, transfer books, and stock papers as the board of directors may direct, all of which shall at all reasonable times be open to inspection by any director upon application at the office of the Corporation during business hours. He shall in general perform all duties incident to the office of the Secretary, subject to the control of the board of directors, the Chairman of the Board, and the President.

     6.12 Assistant Secretaries. Each Assistant Secretary shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Secretaries (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Secretary) shall exercise the powers of the Secretary during that officer's absence or inability to act.

                 ARTICLE SEVEN:  CERTIFICATES AND SHAREHOLDERS

     7.1 Certificates for Shares. Certificates for shares of stock of the Corporation shall be in such form as shall be approved by the board of directors. The certificates shall be signed by the Chairman of the Board or the President or a Vice President and also by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any and all signatures on the certificate may be a facsimile and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder's name and the number of shares.

     7.2 Replacement of Lost or Destroyed Certificates. The board of directors may direct a new certificate or certificates to be issued in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. When authorizing such issue of a new certificate or certificates the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed.

     7.3 Transfer of Shares. Shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation or its transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

     7.4 Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

     7.5 Regulations. The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer, and registration or the replacement of certificates for shares of stock of the Corporation.

     7.6 Legends. The board of directors shall have the power and authority to provide that certificates representing shares of stock bear such legends as the board of directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.


                  ARTICLE EIGHT:  MISCELLANEOUS PROVISIONS

     8.1 Dividends. Subject to provisions of law and the certificate of incorporation of the Corporation, dividends may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of stock of the Corporation. Such declaration and payment shall be at the discretion of the board of directors.

     8.2 Reserves. There may be created by the board of directors out of funds of the Corporation legally available therefor such reserve or reserves as the directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the board of directors shall consider beneficial to the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

     8.3 Books and Records. The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and board of directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

     8.4 Fiscal Year. The fiscal year of the Corporation shall be fixed by the board of directors; provided, that if such fiscal year is not fixed by the board of directors and the selection of the fiscal year is not expressly deferred by the board of directors, the fiscal year shall be the calendar year.

     8.5 Seal. The seal of the Corporation shall be such as from time to time may be approved by the board of directors.

     8.6 Resignations. Any director, committee member, or officer may resign by so stating at any meeting of the board of directors or by giving written notice to the board of directors, the Chairman of the Board, the President, or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     8.7 Securities of Other Corporations. The Chairman of the Board, the President, or any Vice President of the Corporation shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action with respect to any securities of another issuer which may be held or owned by the Corporation and to make, execute, and deliver any waiver, proxy, or consent with respect to any such securities.

     8.8 Telephone Meetings. Stockholders (acting for themselves or through a proxy), members of the board of directors, and members of a committee of the board of directors may participate in and hold a meeting of such stockholders, board of directors, or committee by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

     8.9 Action Without a Meeting. (a) Unless otherwise provided in the certificate of incorporation of the Corporation, any action required by the Delaware General Corporation Law to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders (acting for themselves or through a proxy) of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent of stockholders shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 8.9(a) to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office, principal place of business, or such officer or agent shall be by hand or by certified or registered mail, return receipt requested.

     (b) Unless otherwise restricted by the certificate of incorporation of the Corporation or by these bylaws, any action required or permitted to be taken at a meeting of the board of directors, or of any committee of the board of directors, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the directors or all the committee members, as the case may be, entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a vote of such directors or committee members, as the case may be, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Delaware or in any certificate delivered to any person. Such consent or consents shall be filed with the minutes of proceedings of the board or committee, as the case may be.

     8.10 Invalid Provisions. If any part of these bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

     8.11 Mortgages, etc. With respect to any deed, deed of trust, mortgage, or other instrument executed by the Corporation through its duly authorized officer or officers, the attestation to such execution by the Secretary of the Corporation shall not be necessary to constitute such deed, deed of trust, mortgage, or other instrument a valid and binding obligation against the Corporation unless the resolutions, if any, of the board of directors authorizing such execution expressly state that such attestation is necessary.

     8.12 Headings. The headings used in these bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

     8.13 References. Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender should include each other gender where appropriate.

     8.14 Amendments. These bylaws may be altered, amended, or repealed or new bylaws may be adopted by the stockholders or by the board of directors at any regular meeting of the stockholders or the board of directors or at any special meeting of the stockholders or the board of directors if notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting.

     The undersigned, the Secretary of the Corporation, hereby certifies that the foregoing bylaws were adopted by the stockholders of the Corporation as of __________, 1997.



                                        ______________________________
                                        ______________, Secretary

                                                                       EXHIBIT C

                      SCHEDULE 13D JOINT FILING AGREEMENT

                 The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

                 (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this
Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

                 (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                           *     *     *     *     *

Date: April 17, 1997


                                Golder, Thoma, Cressey Fund III Limited
                                  Partnership
                                By:  Golder, Thoma, Cressey & Rauner, L.P.
                                Its:  General Partner


                                By: /s/ Bruce V. Rauner
                                    -----------------------------------------
                                Print Name:  Bruce V. Rauner
                                Its:  General Partner

                                Golder, Thoma, Cressey & Rauner, L.P.
                                Its:  General Partner


                                By: /s/ Bruce V. Rauner
                                    -----------------------------------------
                                Print Name:  Bruce V. Rauner
                                Its:  General Partner



                                /s/ Bruce V. Rauner
                                --------------------------------------------
                                Print Name:  Bruce V. Rauner



                                /s/ Bryan C. Cressey
                                --------------------------------------------
                                Print Name:  Bryan C. Cressey



                                /s/ Carl D. Thoma
                                --------------------------------------------
                                Print Name:  Carl D. Thoma